Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

OUTERWALL INC.,

BRAEBURN ACQUISITION CORPORATION,

ECOATM, INC.

AND

THE SECURITYHOLDERS’ REPRESENTATIVE

July 1, 2013

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(continued)

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(continued)

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(continued)

		Page

9.7	Remedies Cumulative	85

9.8	Governing Law	85

9.9	Rules of Construction	86

9.10	WAIVER OF JURY TRIAL	86

9.11	Attorney Fees	86

9.12	Waiver of Conflicts	86

Exhibits*

Exhibit A	-	Form of Non-Competition and Non-Solicitation Agreement
Exhibit B	-	Certificate of Merger
Exhibit C	-	Form of Escrow Agreement
Exhibit D	-	Form of FIRPTA Certificate
Exhibit E	-	Terms and Conditions of Unvested Company Options
Exhibit F	-	Terms and Conditions of Restricted Shares
Exhibit G	-	Form of Letter of Transmittal
Exhibit H	-	Form of Option Acknowledgment and Release Agreement
Exhibit I	-	Form of Stockholder Consent
Exhibit J-1	-	Forms of Assignment Documents
Exhibit J-2	-	Form of Assignment Document

Schedules*

Schedule 1.1(a)		Executives
Schedule 1.1(b)		Company Net Working Capital
Schedule 1.1(c)		Company Knowledge Persons
Schedule 1.1(d)		Kiosk Specifications
Schedule 1.1(e)		Target Plan Kiosk Number
Schedule 5.4		Consents
Schedule 5.11		Certain Additional Actions
Schedule 6.3(g)		Required Consents
Schedule 6.3(j)		Retention Agreements
Schedule 8.2(a)		Selected IP Matters
Schedule 8.2(b)		Selected Non-IP Matters
Schedule 8.2(c)		Other Selected Matters
Schedule 8.7(a)		Selected IP Matter Trigger Event

*	This information has been omitted and will be furnished to the SEC supplementally upon request.

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is made and entered into as of July 1, 2013 (the “Agreement Date”), by and among Outerwall Inc., a Delaware corporation (“Acquiror”), Braeburn Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Acquiror (“Sub”), ecoATM, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, solely in its capacity as the securityholders’ representative (the “Securityholders’ Representative”).

RECITALS

A. The Board of Directors of the Company (the “Company Board”) has determined that it would be advisable and in the best interests of the Company Securityholders that Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly owned subsidiary of Acquiror, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, has (i) approved the Merger, this Agreement and the other transactions contemplated by this Agreement and declared the Merger to be advisable and (ii) resolved to recommend adoption of this Agreement by the Company Stockholders in accordance with Section 251 and Section 228 of Delaware Law.

B. The Board of Directors of each of Acquiror and Sub has approved the Merger, this Agreement and the other transactions contemplated by this Agreement.

C. Pursuant to the Merger, among other things, the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive cash in the manner set forth herein.

D. It is intended that this Agreement be adopted by the written consent of Company Stockholders listed on Annex A hereto in accordance with Section 228 of Delaware Law as promptly as practicable following the execution and delivery of this Agreement by the parties hereto.

E. The Company Board has received a written opinion from Capstone Partners LLC to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Merger Consideration to be paid pursuant to this Agreement is fair from a financial point of view.

F. Prior to delivery of this Agreement, and as a condition and inducement for Acquiror’s willingness to have entered into this Agreement, each individual listed on Schedule 1.1(a) has executed and delivered to Acquiror the Non-Competition and Non-Solicitation Agreements in the form attached hereto as Exhibit A, in each case, to become effective upon the Closing.

G. The Company, Sub and Acquiror desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.

“Acquiror” has the meaning given to it in the Preamble.

“Acquiror Pro Rata Share” means an amount equal to the quotient obtained by dividing (A) the amount of Merger Consideration that would be payable to holders of Excluded Shares pursuant to Sections 1.9(a)(i) and (ii) by (B) the aggregate amount of Merger Consideration payable to all Effective Time Holders pursuant to Sections 1.9(a)(i), (ii), (iii)(A) and (v), assuming, for purposes of this definition, that Excluded Shares would be entitled to Merger Consideration pursuant to Section 1.9(a)(i) and Section 1.9(a)(ii).

“Acquisition Proposal” has the meaning given to it in Section 5.10.

“Adjustment Escrow Account” has the meaning given to it in Section 1.10(a).

“Adjustment Escrow Amount” means $4,000,000.

“Affiliate” has the meaning set forth in Rule 144 promulgated under the Securities Act.

“Aggregate Exercise Amount” means the amount represented by the aggregate exercise prices of (i) all Company Options outstanding immediately prior to the Effective Time, which exercise price for each such Company Option shall be equal to the product of (A) the number of shares of Company Common Stock represented by such Company Option multiplied by (B) the exercise price per share for such Company Option, plus (i) all Company Warrants outstanding and exercisable immediately prior to the Effective Time that are not converted into Company Capital Stock immediately prior to the Effective Time, which exercise price for each such Company Warrant shall be equal to the product of (A) the number of shares of Company Capital Stock represented by such Company Warrant multiplied by (B) the exercise price per share for such Company Warrant.

“Agreement” means this Agreement and Plan of Merger as the same may be amended or supplemented from time to time in accordance with its terms.

“Agreement Date” has the meaning given to it in the Preamble.

“Antitrust Law” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the FTC Act, as amended, and any other Legal Requirement that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or substantial lessening of competition.

“Assignment Documents” has the meaning given to it in Section 6.3(k).

“Business Day” means any day other than Saturday, Sunday, or a day on which commercial banks in New York or California are obligated by any Legal Requirement to close.

“California Law” means the California Corporations Code.

“Cancelled Shares” has the meaning given to it in Section 8.7(e).

“Certificates” has the meaning given to it in Section 1.10(b)(i).

“Certificate of Merger” has the meaning given to it in Section 1.2.

“Claim Notice” has the meaning given to it in Section 8.4(a).

“Claim Objection” has the meaning given to it in Section 8.4(b).

“Claimed Amount” has the meaning given to in Section 8.4(a)(ii).

“Closing” has the meaning given to it in Section 1.3.

“Closing Certificate” has the meaning given to it in Section 1.17(a).

“Closing Certificate Delivery Date” has the meaning given to it in Section 1.17(a).

“Closing Date” has the meaning given to it in Section 1.3.

“Closing Net Working Capital” has the meaning given to it in Section 1.17(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Combined Escrow Amount” means the amount represented by the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Special Indemnity Escrow Amount.

“Company” has the meaning given to it in the Preamble.

“Company Authorizations” has the meaning given to it in Section 2.10(c).

“Company Balance Sheet” has the meaning given to it in Section 2.5(a).

“Company Balance Sheet Date” has the meaning given to it in Section 2.6.

“Company Board” has the meaning given to in Recital A.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock, collectively.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company as currently on file with the Delaware Secretary of State.

“Company Common Stock” means the Common Stock, par value of $0.001 per share, of the Company.

“Company Disclosure Letter” has the meaning given to it in ARTICLE II.

“Company Employee Plan” means (a) any PEO Benefit Plan, and (b) any other retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other employee benefit plan, fund, policy, program, contract, arrangement or payroll practice of any kind (including any “employee benefit plan,” as defined in Section 3(3) of ERISA) or any employment, consulting or personal services contract (excluding offer letters and proprietary information and inventions agreements entered into with employees on the Company’s standard form of offer letter or proprietary information and inventions agreements), qualified or nonqualified, funded or unfunded, or domestic or foreign, (i) sponsored, maintained or contributed to by the Company or to which the Company is a party, (ii) covering or benefiting any current or former officer, director, employee, agent or independent contractor of the Company (or any dependent or beneficiary of any such individual), or (iii) with respect to which the Company has (or could have) any current or future obligation or liability.

“Company Intellectual Property” means all Company Owned Intellectual Property and Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” means all Intellectual Property licensed (or purported to be licensed) to the Company and used by the Company in the conduct of its business.

“Company Net Working Capital” means the amount equal to the total current assets of the Company, less the total current liabilities of the Company (excluding Transaction Expenses and Indebtedness), as determined in accordance with GAAP, excluding any new assets or liabilities or fair value adjustments to current assets or liabilities arising from purchase accounting, and consisting only of those accounts set forth on, and calculated in a manner consistent with Schedule 1.1(b).

“Company Net Working Capital Target” means $1,400,000.

“Company Option-Based Merger Consideration” has the meaning given to it in Section 1.9(a)(iii).

“Company Optionholders” means the holders of Company Options.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Owned Intellectual Property” means all Intellectual Property owned (or purported to be owned) by the Company and used by the Company in the conduct of its business.

“Company Preferred Stock” means the Company Series A Preferred Stock and Company Series B Preferred Stock, collectively.

“Company Registered IP” has the meaning given to it in Section 2.13(a).

“Company Securityholders” means the Company Stockholders, Company Optionholders and Company Warrantholders, collectively.

“Company Series A Preferred Stock” means the Company’s Series A Preferred Stock, par value $0.001 per share.

“Company Series B Preferred Stock” means the Company’s Series B Preferred Stock, par value $0.001 per share.

“Company Software” has the meaning given to it in Section 2.13(m).

“Company Stock Plan” means the Company’s 2008 Stock Plan, as amended.

“Company Stockholders” means the holders of outstanding shares of Company Capital Stock.

“Company Systems” has the meaning given to it in Section 2.13(p).

“Company Warrant-Based Merger Consideration” has the meaning given to it in Section 1.9(a)(v).

“Company Warrantholders” means the holders of outstanding Company Warrants.

“Company Warrants” means warrants to purchase shares of Company Capital Stock.

“Confidentiality Agreement” has the meaning given to it in Section 5.2(a).

“Continuing Employees” means the employees of the Company who remain employees of the Surviving Corporation or become employees of Acquiror following the Effective Time.

“Contract” means any written or legally binding oral contract, agreement, option, lease, purchase or sale order, instrument, license, commitment, undertaking, arrangement or understanding.

“Conversion Price” has the meaning given to it in the Company Certificate of Incorporation.

“Conversion Shares” has the meaning given to it in Section 1.9(a)(ii).

“Deductible” has the meaning given to it in Section 8.3(a).

“Delaware Courts” has the meaning given to it in Section 9.8.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” shall mean any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights have been perfected in accordance with Delaware Law or, to the extent applicable, California Law in connection with the Merger.

“Effective Time” has the meaning given to it in Section 1.5.

“Effective Time Holders” means the holders of shares of Company Capital Stock (excluding Dissenting Shares and Restricted Shares, but including (for clarity) Excluded Shares), Vested Company Options and Company Warrants, in each case as of immediately prior to the Effective Time.

“Encumbrance” means any mortgage, deed of trust, lien, license, security interest, right of first refusal or negotiation, claim, easement, restriction, hypothecation, pledge, charge or similar encumbrance of any kind, except, with respect to any securities, restrictions on transfer generally arising under any applicable federal or state or foreign securities laws.

“Environmental Claim” has the meaning given to it in Section 2.14(a)(i).

“Environmental Laws” has the meaning given to in Section 2.14(a)(ii).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” initially means Wilmington Trust, N.A.

“Escrow Agreement” has the meaning given to it in Section 1.4(a)(ii).

“Escrow Release Date” has the meaning given to it in Section 8.9(a).

“Estimated Closing Certificate” has the meaning given to it in Section 1.16(a).

“Estimated Merger Consideration” has the meaning given to it in Section 1.16(a).

“Estimated Net Working Capital” has the meaning given to it in Section 1.16(a).

“Exchange Agent” means Wilmington Trust, N.A.

“Excluded Shares” means the shares of Company Capital Stock that are owned by Acquiror or by any direct or indirect wholly-owned subsidiary of Acquiror, and in each case not held on behalf of third parties.

“Existing Matters” has the meaning given to it in Section 8.6(d).

“Facilities” has the meaning given to it in Section 2.14(a)(v).

“Financial Statements” has the meaning given to it in Section 2.5(a).

“Firm” has the meaning given to it in Section 9.12.

“Forfeiture Event” has the meaning given to it in Section 8.7(e).

“Fundamental Representations” has the meaning given to it in Section 8.3(b).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any national, supra-national, federal, state, municipal, local or foreign government, or any court, tribunal, arbitrator, administrative agency, commission or other governmental or quasi-governmental authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental body exercising any regulatory, taxing or other governmental or quasi-governmental authority.

“Guarantee” means any obligation, contingent or otherwise, of a Person guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, contingent or otherwise, of such Person (i) to purchase or repay such Indebtedness, (ii) to reimburse a bank for amounts drawn under a letter of credit for the purpose of paying such Indebtedness or (iii) entered into for the purpose of assuring in any other manner the holder of such Indebtedness of the payment thereof.

“Hazardous Materials” has the meaning given to it in Section 2.14(a)(iii).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inbound License Agreement” has the meaning given to it in Section 2.13(n).

“Indebtedness” means (i) all indebtedness of the Company for borrowed money (other than current trade payables incurred in the ordinary course of business consistent with past practices), (ii) all long or short term debt obligations of the Company evidenced by notes, bonds, debentures or similar instruments, (iii) all capital lease obligations, (iv) all obligations of the Company under any currency, interest rate or other hedging agreement or arrangement, (v) all direct and indirect Guarantees made by the Company with respect to the foregoing clauses (i) through (iv), (vi) all reimbursement obligations under any letters of credit (whether drawn or undrawn), and (vii) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations described in the foregoing clauses (i) through (vi).

“Indemnifiable Damages” has the meaning given to it in Section 8.2(a).

“Indemnified Person” and “Indemnified Persons” have the meaning given to them in Section 8.2.

“Indemnity Escrow Account” has the meaning given to it in Section 1.10(a).

“Indemnity Escrow Amount” means $30,000,000.

“Indemnity Termination Date” has the meaning given to it in Section 8.1(b).

“Intellectual Property” means all issued patents, patent applications, trademarks and service marks (registered or unregistered), trade names, domain names, copyrights, trade dress, logos, slogans, designs, trade secrets and all pending applications for and registrations of patents, trademarks, service marks and copyrights, and any other technology, information and subject matter, including works of authorship, application program interfaces, scripts, programming notes, technology, know-how, algorithms, models, user interfaces, customer lists, inventions (whether or not patentable or disclosed) and invention disclosures, discoveries, concepts, ideas, techniques, methods, source code, object code, methodologies, development tools or components thereof and, with respect to all of the foregoing, related confidential data or information, and any intellectual or industrial property or other proprietary rights relating thereto.

“International Trade Law” means United States Legal Requirements applicable to international transactions, including, but not limited to, the Export Administration Act, the Export Administration Regulations, the Foreign Corrupt Practices Act, the Arms Export Control Act, the ITAR, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the United States Customs laws and regulations, the Foreign Asset Control Regulations, and any regulations or orders issued thereunder.

“ITAR” means the International Traffic in Arms Regulations, as amended.

“Kiosk” means a self-service interactive kiosk meeting the specifications set forth on Schedule 1.1(d).

“Kiosk Lease” means any Lease granting the Company an interest in real property for purposes of installing and operating a Kiosk.

“Knowledge of the Company” or “Company’s Knowledge” (or similar words), means the actual knowledge, after reasonable inquiry, of each of the Persons set forth on Schedule 1.1(c).

“Lease” has the meaning set forth in Section 2.12.

“Leased Real Property” has the meaning set forth in Section 2.12.

“Legal Requirements” means all United States or foreign federal, state, national, supra-national, provincial, or local laws, constitutions, statutes, treaties, codes, rules, common law, regulations, ordinances, executive orders, decrees, writs, injunctions, arbitration awards, franchises, licenses, agency requirements, permits or edicts by a Governmental Entity.

“Letter of Transmittal” has the meaning given to it in Section 1.10(b)(i).

“Majority Effective Time Holders” has the meaning given to it in Section 8.5(a).

“Material Adverse Effect” means any change, event, development or effect with respect to the Company that, individually or in the aggregate (A) has had or would reasonably be expected to have, a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of the Company, taken as a whole, other than any change, event, development or effect that results from, is attributable to, or arises out of: (i) general economic conditions in any of the markets in which the Company operates; (ii) any change after the date hereof in the financial, banking, currency or capital markets in the United States; (iii) changes after the date hereof in law, GAAP or other applicable accounting standards or the interpretations thereof; (iv) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence or threatened occurrence of any military or terrorist attack; (v) any actions taken, or failures to take action, to which in either case Acquiror has consented in advance in writing; (vi) any failure to meet internal projections relating to the Company (it being understood that the underlying causes of, or factors contributing to, the failure to meet such projections may be taken into account in determining whether a Material Adverse Effect has occurred); or (vii) the announcement or pendency of the Merger, or the taking of any action required by the terms of this Agreement, or any communication by Acquiror regarding the plans or intentions of Acquiror with respect to the conduct of business of the Company, except, in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes, events, developments or effects disproportionately impact the Company relative to the other companies in the industry involving the purchase and resale of used cellular phone handsets, electronic tablets and tablet computers, and similar consumer electronics, or (B) materially impairs or delays the ability of the Company to consummate the transactions contemplated by this Agreement.

“Material Contract” has the meaning given to it in Section 2.19(a).

“Merger” has the meaning given to it in Recital A.

“Merger Consideration” shall mean the amount equal to (i) $350,000,000; plus (ii) the Aggregate Exercise Amount; minus (iii) the Transaction Expenses not paid prior to the Closing, minus (iv) the amount of all outstanding Indebtedness of the Company as of the Effective Time; provided that the Merger Consideration is subject to adjustment as set forth in Section 1.16(b).

“Neutral Auditor” has the meaning given to it in Section 1.17(c).

“Objection Period” has the meaning given to it in Section 8.4(b).

“Officer’s Certificate” has the meaning given to it in Section 6.3(d).

“Option Acknowledgment and Release Agreement” has the meaning given to it in Section 1.10(c).

“Option Exercise Price” means, with respect to any Company Option, the exercise price per share of Company Common Stock of such Company Option.

“Order” has the meaning given to it in Section 5.3(d).

“Other Selected Matters” has the meaning given to it in Section 8.2(a).

“Outbound License Agreement” has the meaning given to it in Section 2.13(n).

“Outside Date” has the meaning given to it in Section 7.1(b).

“Outstanding Installed Kiosks” means the aggregate number of all Kiosks that are (i) installed, (ii) either (x) paid in full by the Company or (y) accrued on the Company’s balance sheet as a current liability, in either case with the Company having good and marketable title to such Kiosks, and (iii) subject to retailer or landlord contracts on terms and conditions substantially similar to the Company’s customary terms and conditions (which terms, with respect to Kiosk Leases executed after the Agreement Date, shall in no case involve lease payments by the Company in excess of $1,000 per month per Kiosk during the applicable initial term).

“Outstanding Plan Kiosks” means the aggregate number of all Outstanding Installed Kiosks and Outstanding Uninstalled Kiosks, without duplication.

“Outstanding Uninstalled Kiosks” means the aggregate number of all Kiosks (other than Outstanding Installed Kiosks) for which the Company has (i) paid in full or (ii) accrued on the Company’s balance sheet as a current liability, in either case with the Company having good and marketable title to such Kiosks; it being understood that all such payments and accruals shall be reflected in Company Net Working Capital (whether as (x) a reduction in outstanding cash for previously paid Kiosks or (y) accruals that constitute current liabilities).

“Parachute Payments” has the meaning given to it in Section 5.8(h).

“PEO Agreement” means the Client Service Agreement, dated February 23, 2011, between the Company and Insperity PEO Services, L.P. (as successor to Administaff Companies II, L.P.), as amended.

“PEO Benefit Plan” means an employee benefit plan that is sponsored by Insperity PEO Services, L.P. or its Affiliates under which a current employee of Company is eligible to receive benefits in connection with Company’s engagement of Insperity PEO Services, L.P. pursuant to the PEO Agreement. For purposes of clarity, representations and warranties in this Agreement regarding a PEO Benefit Plan shall be limited to events, conditions and circumstances related to participation in such plan by an employee of Company or that could result in any liability, expense or obligation to the Company or any of its employees.

“Per Kiosk Adjustment Amount” means $31,780; provided that, solely for purposes of making any upward adjustment to the Merger Consideration pursuant to Section 1.16(b)(ii), the Per Kiosk Adjustment for any Outstanding Uninstalled Kiosk shall be $30,480.

“Permitted Encumbrances” means: (a) statutory liens for Taxes that are not yet delinquent or liens for Taxes being contested in good faith by any appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) deposits or pledges made in connection with, or to secure payment of, workers’ compensation or unemployment insurance programs mandated by applicable Legal Requirements; (c) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens which are not yet due and payable or if due, which are being contested in good faith by appropriate proceedings diligently pursued and for which adequate reserves have been established; (d) Encumbrances against the interest of the landlord or sublandlord of any Leased Real Property that are not caused by the Company and do not adversely affect the Company’s leasehold interest in, or the Company’s use of, such Leased Real Property or otherwise impair the Company’s business operations at or relating to such Leased Real Property; and (f) easements, rights of way, zoning ordinances and other similar encumbrances affecting Leased Real Property as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties.

“Per Share Merger Consideration” means (i) the Merger Consideration divided by (ii) the Total Stock.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

“Order” has the meaning given to it in Section 5.3(d).

“Positive Adjustment Deposit” has the meaning given to it in Section 1.18(b).

“Pre-Closing Tax Refund” has the meaning given to it in Section 5.8(e).

“Pre-Closing Taxes” means (i) any and all Taxes (or the non-payment thereof) of the Company relating to all Pre-Closing Tax Periods and the portion ending on the Closing Date of all Straddle Periods, (ii) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or non-U.S. Legal Requirements, (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any Legal Requirements, rule, or regulation, which Taxes relate to an event or transaction occurring on or before the Closing Date (other than Taxes payable or properly accrued after the Closing Date arising out of any Tax sharing, Tax indemnity, or Tax allocation provision in any commercial agreement, the principal purpose of which is unrelated to Taxes), (iv) any Transfer Taxes for which the Effective Time Holders are responsible under Section 5.8 and (v) the employer’s share of any social security, Medicare, unemployment or other employment or payroll Taxes or similar amounts to be paid or accrued as a result of the payment of (A) the Company Option Based Merger Consideration and the Reserve, and (B) amounts payable from the Combined Escrow Amount with respect to Vested Company Options; provided, however, that Pre-Closing Taxes shall exclude any Taxes reflected on the final Closing Certificate and specifically taken into account in computing the final Closing Net Working Capital.

“Proceeding” has the meaning given to it in Section 5.3(d).

“Property” has the meaning given to it in Section 2.14(a)(iv).

“Pro Rata Share” means, with respect to each Effective Time Holder, an amount (expressed as a percentage) equal to the quotient obtained by dividing (A) the amount of Merger Consideration payable to such Effective Time Holder pursuant to Sections 1.9(a)(i), (ii), (iii)(A) and (v) by (B) the aggregate amount of Merger Consideration payable to all Effective Time Holders pursuant to Sections 1.9(a)(i), (ii), (iii)(A) and (v), assuming, for purposes of this definition that Excluded Shares would be entitled to Merger Consideration pursuant to Section 1.9(a)(i) and Section 1.9(a)(ii); provided that the immediately preceding assumption shall not be made for purposes of determining (i) to the extent set forth in Section 8.7(b), an Effective Time Holder’s Pro Rata Share of liquidated and/or Indemnifiable Damages, (ii) the portion of funds to be released from the Adjustment Escrow Account to an Effective Time Holder pursuant to Section 1.18, (iii) the portion of funds to be released from the Indemnity Escrow Account to an Effective Time Holder pursuant to Article VIII, or (iv) each Effective Time Holder’s Pro Rata Share of the Special Indemnity Escrow Amount; it being understood that the holders of Excluded Shares shall be deemed to participate in the Adjustment Escrow Amount and the Indemnity Escrow Amount, but not the Special Indemnity Escrow Amount.

“Release” has the meaning given to it in Section 2.14(a)(vi).

“Representative” means, with respect to a Person, such Person’s officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors.

“Requisite Approval” has the meaning given to in Section 2.4(a).

“Reserve” has the meaning given to in Section 8.5(d).

“Resolution Period” has the meaning given to in Section 1.17(b).

“Restraints” has the meaning given to in Section 6.1(a).

“Restricted Shares” means shares of Company Common Stock that, as of immediately prior to Closing, are subject to a risk of forfeiture or right of repurchase by the Company.

“Securities Act” means the Securities Act of 1933, as amended.

“Securityholders’ Representative “ has the meaning given to it in the Preamble.

“Selected IP Matter Trigger Event” has the meaning given to it in Section 8.7(a).

“Selected IP Matters” has the meaning given to it in Section 8.2(a).

“Selected Non-IP Matters” has the meaning given to it in Section 8.2(a).

“Selected Matter Third Party Claims” has the meaning given to it in Section 8.6(a).

“Selected Matters” has the meaning given to it in Section 8.2(a).

“Seller Group” has the meaning given to it in Section 9.12.

“Special Indemnity Escrow Amount” means $10,000,000.

“Spreadsheet” has the meaning given to it in Section 1.19.

“Stockholder Consent” has the meaning given to it in Section 5.1(a).

“Stockholder Notice” has the meaning given to it in Section 5.1(b).

“Straddle Period” has the meaning given to it in Section 5.8(b).

“Sub” has the meaning given to it in the Preamble.

“Superior Proposal” means any bona fide written offer in respect of an Acquisition Proposal that would result in: (i) the holders of Company Capital Stock as of immediately prior to such transaction holding less than 50% of the outstanding equity interests of the surviving or resulting entity immediately following such transaction, or (ii) the acquisition by any Person (other than Acquiror, Sub or any of their affiliates) or “group” as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, “Person or Group”), directly or indirectly, of substantially all the assets of the Company, in each case on terms that the Company Board (or the applicable committee thereof) determines in its good faith judgment (after receipt of the advice of its financial advisor and outside counsel), taking into account all relevant factors, including legal, regulatory and financial factors and other aspects of the proposal that the Company Board (or the applicable committee thereof) deems relevant, (A) would, if consummated, result in a transaction that is more favorable to the holders of Company Capital Stock from a financial point of view than the Merger and the transactions contemplated hereby (taking into account the terms of any proposal in writing by Acquiror to modify the terms of the transactions contemplated herein) and (B) is reasonably capable of being completed on the terms proposed; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” unless (x) there is no financing contingency and any financing required to consummate the transaction contemplated by such proposal is committed at least to the same extent as external financing arranged by Acquiror, and (y) there is no due diligence condition to the third party’s obligation to consummate the transaction that is the subject of such offer.

“Surviving Corporation” has the meaning given to it in Section 1.2.

“Target Plan Kiosk Number” means the number of Kiosks set forth on Schedule 1.1(e).

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any foreign, federal, state, county or local taxes, charges, fees, levies, imposts, duties and governmental fees or other like assessments or charges of any kind whatsoever including any income, gross receipts, sales, use, ad valorem, value added, franchise, occupation, estimated, alternative minimum, add-on minimum, capital stock, profits, employment, excise, severance, stamp, real or personal property, abandoned and unclaimed property, social security, unemployment, disability, payroll, license, employee or other withholding, or other taxes imposed by any Governmental Entity responsible for the imposition of any such taxes (each, a “Tax Authority”), including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Claim” has the meaning given to it in Section 5.8(d).

“Tax Return” means any return, statement, declaration, claim for refund, report, document or form filed or required to be filed with respect to Taxes, including any attachments thereto and any amendment thereof.

“Third Party Claim” has the meaning given to it in Section 8.6(a).

“Total Stock” means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the conversion of all shares of Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time, plus (iii) the aggregate number of shares of Company Common Stock issuable upon the exercise of Company Options (whether vested or not) that are issued and outstanding immediately prior to the Effective Time, plus (iv) the aggregate number of shares of Company Common Stock issuable upon the exercise of Company Warrants or the conversion of all shares of Company Preferred Stock issuable upon the exercise of Company Warrants, in each case that are issued, outstanding and exercisable immediately prior to the Effective Time.

“Transaction Documents” means this Agreement, the Officer’s Certificate, the Escrow Agreement, the Letters of Transmittal, Option Acknowledgment and Release Agreements and Warrant Surrender Forms, and all other agreements, certificates, instruments, financial statements and other documents to be executed or delivered by one or more of the parties in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” means (i) all third party expenses and fees incurred by the Company in connection with the preparation, negotiation, execution and consummation of the Merger and this Agreement and the transactions contemplated hereby (including any fees and expenses of the Representatives of the Company and the cost of obtaining the officers and directors liability insurance policy described in Section 5.9), (ii) any other fees and expenses incurred or paid by the Company on behalf of the Company Securityholders in connection with the Merger, this Agreement and the transactions contemplated hereby, and (iii) all liabilities and obligations of the Company arising from change of control payments, severance payments, stay bonuses, transaction or sale bonuses and similar arrangements payable as a result of the consummation of the Merger and the other transactions contemplated hereby (including, all payments or reimbursements to any Person for any Taxes imposed under Section 4999 of the Code (or any comparable provision of applicable law), but excluding (a) consideration received by any party as a result of the acceleration of the vesting of any Company Options or Restricted Shares and (b) the related employer’s share of any social security, Medicare, unemployment or other employment or payroll Taxes or similar amounts to the extent reflected on the final Closing Certificate and specifically taken into account in computing the final Closing Net Working Capital).

“Transfer Taxes” has the meaning given to it in Section 5.8(a).

“Unvested Company Options” means Company Options (or portions thereof) that are unvested as of the Effective Time.

“Vested Company Options” means Company Options (or portions thereof) that are vested as of the Effective Time.

“WARN Act” has the meaning given to it in Section 2.16(b).

“Warrant Exercise Price” means, with respect to any Company Warrant, the exercise price per share of Company Capital Stock of such Company Warrant.

“Warrant Surrender Form” has the meaning given to it in Section 1.10(d).

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.1 shall have the meanings assigned to such terms in this Agreement.

1.2 The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger attached hereto as Exhibit B (the “Certificate of Merger”) and the applicable provisions of Delaware Law, Sub shall merge with and into the Company, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation and become a wholly owned subsidiary of Acquiror. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.3 Closing. Unless this Agreement is earlier terminated in accordance with Section 7.1, the closing of the transactions contemplated hereby (the “Closing”) shall take place at a time and date to be specified by the parties which will be no later than the second (2nd) Business Day after the satisfaction or waiver of each of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other time as the parties hereto agree. The Closing shall take place at the offices of DLA Piper LLP (US), 4365 Executive Drive, Suite 1100, San Diego, California, or at such other location as the parties hereto agree. The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.4 Closing Deliveries.

(a) Acquiror Deliveries. Acquiror shall deliver to the Company, at or prior to the Closing, each of the following:

(i) a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror, certifying that each of the conditions set forth in clauses (a) and (b) of Section 6.2 has been satisfied;

(ii) an Escrow Agreement, in substantially the form attached hereto as Exhibit C (the “Escrow Agreement”), dated as of the Closing Date and executed by Acquiror;

(iii) an Exchange Agent Agreement, in a form agreed by the parties as of the date hereof, dated as of the Closing Date and executed by Acquiror, the Exchange Agent and the Securityholders’ Representative;

(iv) payment to the Exchange Agent by wire transfer of immediately available funds an amount equal to the aggregate portion of the Estimated Merger Consideration payable pursuant to Sections 1.9(a)(i), (ii) and (v) of this Agreement in exchange for all shares of Company Capital Stock (excluding Excluded Shares) and all Company Warrants (which amount shall be less (y) the Pro Rata Share of the Adjustment Escrow Amount, Indemnity Escrow Amount and Special Indemnity Escrow Amount in respect of the Company Capital Stock and Company Warrants, and (z) the Pro Rata Share of the Reserve in respect of the Company Capital Stock and Company Warrants);

(v) payment to the Company or its designated payroll service provider by wire transfer of immediately available funds an amount equal to the aggregate portion of the Estimated Merger Consideration payable pursuant to the terms of this Agreement in exchange for cancellation of Vested Company Options that are outstanding immediately prior to the Effective Time (which amount shall be less (y) the Pro Rata Share of the Adjustment Escrow Amount, Indemnity Escrow Amount and Special Indemnity Escrow Amount in respect of the Vested Company Options and (z) the Pro Rata Share of the Reserve in respect of the Vested Company Options);

(vi) payment to the Escrow Agent by wire transfer of immediately available funds (A) the Combined Escrow Amount (excluding the Acquiror Pro Rata Share of the Adjustment Escrow Amount and Indemnity Escrow Amount) and (B) the Reserve, in each case in accordance with the provisions of the Escrow Agreement;

(vii) payments of any amounts of money due and owing from the Company to third parties as Transaction Expenses set forth on the Estimated Closing Certificate; and

(viii) payment to holders of outstanding Indebtedness, if any, by wire transfer of immediately available funds that amount of money due and owing from the Company to such holder of outstanding Indebtedness as of the close of business on the Closing Date, as set forth on the Estimated Closing Certificate.

(b) Company Deliveries. The Company shall deliver to Acquiror, at or prior to the Closing, each of the following:

(i) the Officer’s Certificate;

(ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying: (A) resolutions of the Company Board approving and authorizing the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation by the Company of the transactions contemplated hereby; and (B) the Stockholder Consent;

(iii) the Escrow Agreement, dated as of the Closing Date and executed by the Securityholders’ Representative;

(iv) documents evidencing the resignation of each of the directors and each of the officers of the Company in office immediately prior to the Closing as directors and/or officers, as applicable, of the Company, effective no later than as of the Effective Time;

(v) a certificate dated within ten (10) days prior to the Closing Date from the Secretaries of State of the State of Delaware and the State of California certifying that the Company is in good standing under the laws of the State of Delaware and State of California, respectively;

(vi) payoff letters, in form and substance reasonably satisfactory to Acquiror, executed by the holders of Indebtedness identified on the Estimated Closing Certificate; and

(vii) evidence satisfactory to Acquiror that either (A) the requisite stockholder approval under Section 280G(b)(5)(B) of the Code was obtained with respect to any Parachute Payments in accordance with Section 5.8(h), or (B) the requisite stockholder approval under Section 280G(b)(5)(B) of the Code with respect to such Parachute Payments was not obtained, and as a consequence, such Parachute Payments will not be made, retained or provided, pursuant to Parachute Payment waiver agreements entered into by the affected individuals; and

(viii) FIRPTA documentation, including a notice to the U.S. Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit D, dated as of the Closing Date and executed by the Company.

1.5 Effective Time. On the Closing Date, after the satisfaction or waiver of each of the conditions set forth in ARTICLE VI, Sub and the Company shall cause the Certificate of Merger to be executed and filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law. The Merger shall become effective on the date and time on which the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or such later time as may be agreed to by Acquiror and the Company in writing (and set forth in the Certificate of Merger), such time being referred to herein as the “Effective Time.”

1.6 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.7 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended; provided, however, the Certificate of Incorporation shall be amended to provide that the name of the Surviving Corporation shall be “ecoATM, Inc.”.

(b) At the Effective Time, the Bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

1.8 Directors and Officers.

(a) At the Effective Time, the members of the Board of Directors of Sub immediately prior to the Effective Time shall be the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected, designated and qualified, or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation of the Surviving Corporation.

(b) At the Effective Time, the officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation of the Surviving Corporation.

1.9 Effect on Company Capital Stock and Company Options.

(a) Treatment of Company Capital Stock Owned by Company Stockholders; Treatment of Capital Stock of Sub. On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any action on the part of Acquiror, Sub, the Company (other than any necessary action to be taken by the Company Board), or any holder of the Company Common Stock, Company Preferred Stock, Company Options or Restricted Shares:

(i) Common Stock. At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Restricted Shares, Excluded Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.10(b), an amount of cash (without interest) equal to the Per Share Merger

Consideration, less the Pro Rata Share of the Adjustment Escrow Amount, Indemnity Escrow Amount, Special Indemnity Escrow Amount and Reserve attributable to such share as contemplated in Section 1.10(a).

(ii) Preferred Stock. At the Effective Time, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Excluded Shares and shares owned by the Company) shall be automatically converted into shares (“Conversion Shares”) of Company Common Stock at the applicable Conversion Price pursuant to the Company Certificate of Incorporation, each of which Conversion Shares shall be automatically converted into the right to receive, subject to and in accordance with Section 1.10(b), an amount of cash (without interest) equal to the Per Share Merger Consideration, less the Pro Rata Share of the Adjustment Escrow Amount, Indemnity Escrow Amount, Special Indemnity Escrow Amount and Reserve attributable to such share as contemplated in Section 1.10(a).

(iii) Company Options.

(A) Vested Company Options. At the Effective Time, each Vested Company Option outstanding immediately prior to the Effective Time shall, in accordance with the Company Stock Plan and any applicable Legal Requirement, be cancelled and converted into the right to receive, subject to and in accordance with Section 1.10(c), an amount of cash (without interest) equal to (I) the excess of the Per Share Merger Consideration over the Option Exercise Price of such Vested Company Option multiplied by (II) the number of shares of Company Common Stock issuable upon exercise of such Vested Company Option, less (x) the Pro Rata Share of the Adjustment Escrow Amount, Indemnity Escrow Amount, Special Indemnity Escrow Amount and Reserve applicable to such Vested Company Option as contemplated in Section 1.10(a), and (y) amounts determined by the Company or Acquiror as required to be withheld or deducted under any provision of federal, state, local or foreign Tax law with respect to making such payment. The aggregate amount of cash payable with respect to each Vested Company Option under this Section 1.9(a)(iii)(A) is referred to as the “Company Option-Based Merger Consideration”. At the Effective Time, all Vested Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Vested Company Option shall cease to have any rights with respect thereto, except the right to receive the applicable portion of the Company Option-Based Merger Consideration described in this Section 1.9(a)(iii)(A) and any amounts payable from the Combined Escrow Amount and the Reserve with respect to such Vested Company Option.

(B) Unvested Company Options. At the Effective Time, each Unvested Company Option outstanding immediately prior to the Effective Time shall be assumed by Acquiror and shall be converted into the right to receive, subject to the terms and conditions of the applicable award agreement, an amount of cash (without interest) equal to (I) the excess of the Per Share Merger Consideration over the Option Exercise Price of such Unvested Company Option multiplied by (II) the number of shares of Company Common Stock issuable upon exercise of such Unvested Company Option, less any amounts determined by Acquiror as required to be withheld or deducted under any provision of federal, state, local or foreign Tax law with respect to making such payment; provided that such cash payment shall not be made at the Closing, but rather shall be administered and distributed by Acquiror (or its designee) in accordance with the Terms and Conditions of Unvested Company Options substantially in the form attached hereto as Exhibit E. Prior to the Effective Time, the Company Board will take all necessary actions to effect this provision, including a determination that the Unvested Company Options shall be deemed assumed by Acquiror at the Effective Time such that vesting of the Unvested Company Options will not be accelerated, including as a result of the Merger or this Agreement, except as otherwise expressly provided in the Company Stock Plan or the applicable award agreement.

(C) Out-of-the Money Options. Any Company Option in which the exercise price per share of Common Stock is equal to or greater than the Per Share Merger Consideration shall be considered out of the money and shall be cancelled and no consideration shall be delivered in exchange therefor.

(iv) Restricted Shares. At the Effective Time, each Restricted Share issued and outstanding immediately prior to the Effective Time shall be assumed by Acquiror, the certificate with respect thereto shall be cancelled, and such Restricted Share shall be converted into the right to receive, subject to the terms and conditions of the applicable award agreement, an amount of cash (without interest) equal to the Per Share Merger Consideration less any amounts determined by Acquiror as required to be withheld or deducted under any provision of federal, state, local or foreign Tax law with respect to making such payment; provided that such cash payment shall not be made at the Closing, but rather shall be administered and distributed by Acquiror (or its designee) in accordance with the Terms and Conditions of Restricted Shares substantially in the form attached hereto as Exhibit F. Prior to the Effective Time, the Company Board will take all necessary actions to effect this provision, including a determination that the Restricted Shares shall be deemed assumed by Acquiror at the Effective Time such that vesting of the Restricted Shares will not be accelerated, including as a result of the Merger or this Agreement, except as otherwise expressly provided in the Company Stock Plan or the applicable award agreement.

(v) Company Warrants. At the Effective Time, each Company Warrant outstanding immediately prior to the Effective Time and that is not exercised into shares of Company Capital Stock immediately prior to the Effective Time shall become, in accordance with the terms of such Company Warrant and any applicable Legal Requirement, converted into the right to receive a cash payment equal to (A) the excess of the Per Share Merger Consideration over the Warrant Exercise Price of such Company Warrant multiplied by (B) the number of shares of Company Common Stock issuable upon the conversion of all shares of Company Preferred Stock issuable upon the exercise of such Company Warrants, less such holder’s Pro Rata Share of the Adjustment Escrow Amount, Indemnity Escrow Amount, Special Indemnity Escrow Amount and Reserve. The aggregate amount of cash payable with respect to each Company Warrant under this Section 1.9(a)(v) is referred to as the “Company Warrant-Based Merger Consideration”. At the Effective Time, all Company Warrants shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Warrant shall cease to have any rights with respect thereto, except the right to receive the applicable portion of the Company Warrant-Based Merger Consideration described in this Section 1.9(a)(v).

(vi) Capital Stock of Sub. Each share of capital stock of Sub that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of Acquiror, Sub, the Company or the sole stockholder of Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Sub common stock shall evidence ownership of such shares of common stock of the Surviving Corporation.

(vii) Aggregation. The amount of cash each holder of Company Capital Stock, Company Vested Option and Company Warrant is entitled to receive for the shares of Company Capital Stock, Company Vested Options and Company Warrants held by such holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Capital Stock, Company Vested Options and Company Warrants held by such holder.

(b) Treatment of Company Capital Stock Owned by the Company; Excluded Shares. At the Effective Time, (i) all shares of Company Capital Stock that are owned by the Company as treasury stock or reserved for issuance by the Company immediately prior to the Effective Time and (ii) all Excluded Shares shall be cancelled and extinguished without any conversion thereof and no amount of Merger Consideration shall be allocated thereto or paid therefor.

(c) Dissenters’ Rights. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the cash amount provided for in Section 1.9(a), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law or, as applicable, California Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law or, as applicable, California Law becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law or, as applicable, California Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the cash payable pursuant to Section 1.9(a) in respect of such shares as if such shares never had been Dissenting Shares, and Acquiror shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.10(b), following the satisfaction of the applicable conditions set forth in Section 1.10(b), the amount of cash to which such holder would be entitled in respect thereof under this Section 1.9 as if such shares never had been Dissenting Shares. The Company shall give Acquiror prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments regarding demands of appraisal the exercise of dissenters’ rights served pursuant to Delaware Law or, as applicable, California Law and received by the Company.

(d) Rights Not Transferable. The rights of the Company Securityholders as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution or with the prior written consent of Acquiror. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

1.10 Funding of Escrow and Reserve; Surrender of Certificates in Exchange for Payments and Payment of Company Options.

(a) Funding of Escrow and Reserve. At the Closing, Acquiror shall transfer directly to the Escrow Agent in immediately available funds the Adjustment Escrow Amount (less the Acquiror Pro Rata Share with respect thereto), the Indemnity Escrow Amount (less the Acquiror Pro Rata Share with respect thereto), the Special Indemnity Escrow Amount and the Reserve, which amounts shall be withheld from the cash payable pursuant to Section 1.9(a) to the Effective Time Holders as provided for herein. The Indemnity Escrow Amount and Special Indemnity Escrow Amount shall constitute security solely for the indemnification obligations of such Effective Time Holders pursuant to ARTICLE VIII, and shall be held in and distributed in accordance with the provisions of this Agreement and the Escrow Agreement. The Adjustment Escrow Amount shall constitute security solely for the obligations of the Effective Time Holders set forth in Section 1.18. The Escrow Agreement shall provide that, subject to the terms therein, (i) any Adjustment Escrow Amount remaining after the determination and payment with respect to the final Merger Consideration pursuant to Section 1.18 shall be released to the Effective Time Holders (other than holders of Excluded Shares) in accordance with each such Effective Time Holder’s Pro Rata Share as set forth on the Spreadsheet, and (ii) any Indemnity Escrow Amount or Special Indemnity Escrow Amount remaining on the Escrow Release Date shall be released to the Effective Time Holders (other than holders of Excluded Shares) in accordance with each such Effective Time Holder’s Pro Rata Share as set forth on the Spreadsheet. The account into which the Indemnity Escrow Amount and Special Indemnity Escrow Amount is deposited is referred to herein as the “Indemnity Escrow Account”. The account into which the Adjustment Escrow Amount is deposited is referred to herein as the “Adjustment Escrow Account”. The fees and expenses of the Escrow Agent under the Escrow Agreement shall be borne by Acquiror. Notwithstanding the foregoing, the Reserve (i) shall not be deemed part of the Combined Escrow Amount and shall not be available to satisfy any indemnification or other obligations to Acquiror hereunder and (ii) shall be available to reimburse the Securityholders’ Representative for expenses incurred by the Securityholders’ Representative promptly following the Securityholders’ Representative delivery to the Escrow Agent of a certificate setting forth the expenses incurred.

(b) Exchange Procedures for Share Certificates

(i) Prior to the Closing, the Exchange Agent or the Company shall mail or cause to be mailed to every Company Stockholder to whom the Company has issued Certificates and that has not previously delivered its Certificates together with a properly completed and duly executed letter of transmittal in the form attached hereto as Exhibit G (the “Letter of Transmittal”) and to each Company Stockholder who is a holder of shares of Company Capital Stock as reflected in the stock records of the Company but to whom Certificates have not been issued by the Company (A) a form of Letter of Transmittal, and (B) instructions for use of the Letter of Transmittal in effecting the surrender of certificates or instruments which immediately prior to the Effective Time represent issued and outstanding Company Capital Stock (the “Certificates”) that will be converted into the right to receive consideration pursuant to Section 1.9(a). The Letter of Transmittal shall specify that delivery of Certificates shall be effected, and risk of loss and title to Certificates shall pass, only upon receipt thereof by the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates.

(ii) Upon delivery to the Exchange Agent of a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, the Exchange Agent shall, either (x) at the Effective Time as to Certificates and Letters of Transmittal delivered at least two (2) Business Days prior to the Closing Date or (y) as soon as reasonably practicable (and in no event more than three (3) Business Days) after the date of delivery as to Certificates and Letters of Transmittal delivered after the second Business Day prior to the Closing Date, deliver to the holder of record of such Certificate, at the Company Stockholder’s election, either a check or wire transfer, to an account designated by such Company Stockholder pursuant to the Letter of Transmittal, representing the cash amount that such Company Stockholder has the right to receive pursuant to Section 1.9(a) in respect of the shares represented by such Certificate, less such Company Stockholder’s Pro Rata Share of the Adjustment Escrow Amount, Indemnity Escrow Amount, Special Indemnity Escrow Amount and Reserve in respect of the shares represented by such Certificate (as set forth on the Spreadsheet), and such Certificate shall be canceled. None of the foregoing Company Stockholder delivery requirements may be waived, directly or indirectly, by the Exchange Agent, Acquiror or the Surviving Corporation without the prior written consent of the Securityholders’ Representative, which consent may not be unreasonably withheld or delayed.

(c) Vested Company Options.

(i) As a condition to the receipt of the consideration provided in Section 1.9(a)(iii)(A), each holder of Vested Company Options shall duly execute an option surrender form as set forth in the form attached hereto as Exhibit H (the “Option Acknowledgment and Release Agreement”).

(ii) Upon delivery to the Company or the Surviving Corporation, as applicable, by a holder of a Vested Company Option of a properly completed and duly executed Option Acknowledgment and Release Agreement, (A) the Company shall, at the Effective Time, with respect to each duly executed Option Acknowledgment and Release Agreement delivered at least two (2) Business Days prior to the Closing Date, or (B) the Surviving Corporation shall, as soon as reasonably practicable (and in no event more than three (3) Business Days) after the date of delivery as to any Option Acknowledgment and Release Agreement delivered after the day which is two (2) Business Days prior to the Closing Date, deliver to such holder of a Vested Company Option the cash amount of the applicable portion of the Company Option-Based Merger Consideration described in Section 1.9(a)(iii)(A) such holder has the right to receive in respect of such Vested Company Option as stated in the Spreadsheet.

(d) Company Warrants.

(i) As a condition to the receipt of the consideration provided in Section 1.9(a)(v), each holder of a Company Warrant outstanding immediately prior to the Effective Time that has not been exercised into shares of Company Capital Stock immediately prior to the Effective Time shall duly execute a warrant surrender form in form and substance reasonably acceptable to Acquiror and the Company (the “Warrant Surrender Form”).

(ii) Upon delivery to the Exchange Agent by a holder of a Company Warrant of a properly completed and duly executed Warrant Surrender Form, the Exchange Agent shall, either (A) at the Effective Time as to Company Warrants in respect of which properly completed and duly executed Warrant Surrender Forms have been delivered at least two (2) Business Days prior to the Closing Date or (B) as soon as reasonably practicable (and in no event more than three (3) Business Days) after the date of delivery as to Company Warrants in respect of which properly completed and duly executed Warrant Surrender Forms have been delivered after the second Business Day prior to the Closing Date, pay to such holder of Company Warrants the cash amount such holder has the right to receive pursuant to Section 1.9(a)(v) in respect of such Company Warrants as stated in the Spreadsheet, less such Company Warrantholder’s Pro Rata Share of the Adjustment Escrow Amount, Indemnity Escrow Amount, Special Indemnity Escrow Amount and Reserve in respect of such Company Warrant (as set forth on the Spreadsheet).

(e) No Interest; U.S. Funds. No interest shall accumulate on any cash payable in connection with the Merger (other than pursuant to the Escrow Agreement). All amounts paid by Acquiror hereunder shall be made in U.S. Dollars.

(f) Transfers of Ownership. If any cash amount payable pursuant to Section1.9(a) is to be paid to a Person other than the Person to which the Certificate or Company Warrant surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Certificate or Company Warrant so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to Acquiror or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate or Company Warrant surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such Tax has been paid or is not payable.

(g) No Liability. Notwithstanding anything to the contrary in this Section 1.10, none of Acquiror, Sub, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.

1.11 No Further Ownership Rights in the Company Capital Stock, Company Options and Company Warrants. All cash paid or payable following the surrender for exchange of all shares of Company Capital Stock, and all cash paid or payable in respect of the Company

Options and Company Warrants in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to all shares of Company Capital Stock, Company Options and Company Warrants including any rights to declared but unpaid dividends, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, a Certificate, Company Option or Company Warrant is presented to the Surviving Corporation for any reason, such Certificate, Company Option or Company Warrant shall be canceled and exchanged as provided in this Article I.

1.12 Lost, Stolen or Destroyed Certificates. In the event any Certificate or Company Warrant shall have been lost, stolen or destroyed, Acquiror shall issue in exchange for such Certificate of Company Warrant, following the making of an affidavit of that fact by the record holder thereof in form acceptable to Acquiror, such cash as may be required pursuant to Section 1.9 in respect of such Certificate or Company Warrant; provided, however, that in Acquiror’s discretion and as a condition precedent to the payment thereof, Acquiror may require the holder thereof to post a bond or provide Acquiror with an indemnity agreement, in a form satisfactory to Acquiror, against any claim that may be made against Acquiror with respect to the Certificate or Company Warrant alleged to have been lost, stolen or destroyed.

1.13 Tax Consequences. It is intended by the parties hereto that the Merger will constitute a taxable stock purchase for U.S. federal income Tax purposes. The parties hereto agree to prepare and file all Tax Returns to be filed with any Governmental Authority in a manner consistent with the foregoing and further agree to not take any position inconsistent therewith. Acquiror makes no representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company and the Company Securityholder are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby.

1.14 Withholding Rights. Each of Acquiror, Sub, the Surviving Corporation, and the Escrow Agent shall be entitled to deduct and withhold from payments to be made under this Agreement such amounts as Acquiror, Sub, the Surviving Corporation, the Exchange Agent or the Escrow Agent reasonably determines that it is required to deduct and withhold with respect to any such payments under the Code or any other provision of federal, state, local or foreign Tax Legal Requirements. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.15 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are hereby authorized in the name and on behalf of the Company to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

1.16 Estimated Closing Certificate; Merger Consideration.

(a) Estimates. The Company will cause to be delivered to Acquiror and the Securityholders’ Representative, no later than three (3) Business Days prior to Closing and concurrently with the delivery of the Spreadsheet pursuant to Section 1.19, a certificate of the Chief Financial Officer of the Company (the “Estimated Closing Certificate”) setting forth (i) an estimated statement of the Company Net Working Capital as of the Effective Time (the “Estimated Net Working Capital”), (ii) the estimated number of Outstanding Installed Kiosks as of the Effective Time, together with a list identifying such Outstanding Installed Kiosks, (iii) the estimated number of Outstanding Plan Kiosks as of the Effective Time, together with a list identifying such Outstanding Plan Kiosks, (iv) the estimated amount of outstanding Indebtedness of the Company as of the Effective Time, identifying the Persons to whom such Indebtedness is owed; (v) the estimated amount of outstanding Transaction Expenses as of the Effective Time, identifying the Persons to whom such Transaction Expenses are owed; and (vi) the estimated Merger Consideration resulting from the foregoing estimates (the “Estimated Merger Consideration”), which shall be determined by taking into account the adjustments set forth in Section 1.16(b). The Estimated Closing Certificate shall be prepared in good faith on the basis of the most recently ascertainable financial information of the Company and, with respect to the determination of the Estimated Net Working Capital, in accordance with GAAP and on a basis consistent with Schedule 1.1(b). The Company and the Securityholders’ Representative shall consult with Acquiror in connection with the preparation of the Estimated Closing Certificate and shall consider in good faith any input received from Acquiror with respect thereto.

(b) Determination of Merger Consideration. The Merger Consideration shall be adjusted as follows:

(i) In the event that the Company Net Working Capital as of the Effective Time is less than the Company Net Working Capital Target, then the Merger Consideration shall be adjusted downward by the amount equal to the amount by which the Company Net Working Capital is less than the Company Net Working Capital Target. In the Event that the Company Net Working Capital as of the Effective Time is greater than the Company Net Working Capital Target, then the Merger Consideration shall be increased by the amount equal to the amount by which the Company Net Working Capital as of the Effective Time exceeds the Company Net Working Capital Target.

(ii) In the event that the number of Outstanding Installed Kiosks as of the Effective Time is less than the Target Plan Kiosk Number, then the Merger Consideration shall be adjusted downward by the amount equal to (A) (x) the Target Plan Kiosk Number minus (y) the number of Outstanding Plan Kiosks as of the Effective Time, multiplied by (B) the Per Kiosk Adjustment Amount. In the event that the number of Outstanding Installed Kiosks as of the Effective Time exceeds the Target Plan Kiosk Number, then the Merger Consideration shall be adjusted upward by the amount equal to (A) (x) the number of Outstanding Plan Kiosks minus (y) the Target Plan Kiosk Number, multiplied by (B) the Per Kiosk Adjustment Amount.

1.17 Post-Closing Review of Merger Consideration.

(a) As soon as practicable, but in no event later than sixty (60) days following the Effective Time, Acquiror shall prepare and deliver to the Securityholders’ Representative a certificate (the “Closing Certificate”) setting forth a (i) final statement of the Company Net Working Capital as of the Effective Time (the “Closing Net Working Capital”), (ii) the number of Outstanding Installed Kiosks as of the Effective Time, together with a list identifying such Outstanding Installed Kiosks, (iii) the number of Outstanding Plan Kiosks as of the Effective Time, together with a list identifying such Outstanding Plan Kiosks, (iv) the amount of outstanding Indebtedness as of the Effective Time and the Persons to whom such Indebtedness is (or was) owed, (v) the amount of unpaid Transaction Expenses as of the Effective Time and the Persons to whom such Transaction Expenses are (or were) owed, and (vi) the Merger Consideration resulting from the foregoing. The date on which such Closing Certificate is delivered shall be the “Closing Certificate Delivery Date.” The determination of the Closing Net Working Capital shall be prepared in good faith in conformity with GAAP applied on a basis consistent with the methods set forth on Schedule 1.1(b). The Closing Certificate shall be finalized in accordance with this Section 1.17.

(b) The Securityholders’ Representative shall have thirty (30) days following the Closing Certificate Delivery Date to review the Closing Certificate. The Securityholders’ Representative and its advisors and representatives shall have full access during regular business hours to all relevant books and records (in electronic format, if available) and employees of the Company reasonably necessary to complete its review of the Closing Certificate. Unless the Securityholders’ Representative delivers written notice to Acquiror on or prior to the thirtieth (30th) day after the Closing Certificate Delivery Date specifying disputed items and the basis therefor, the Securityholders’ Representative shall be deemed to have accepted and agreed to the Closing Certificate and each of the items set forth therein, including the final Merger Consideration. If the Securityholders’ Representative timely notifies Acquiror of the Securityholders’ Representative’s objection to any of the items set forth in the Closing Certificate, Acquiror and the Securityholders’ Representative shall, within thirty (30) days following the date of such notice (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive.

(c) If at the conclusion of the Resolution Period there are amounts still remaining in dispute, then all amounts remaining in dispute shall be submitted to Deloitte LLP or another firm of nationally recognized independent public accountants reasonably acceptable to Acquiror and the Securityholders’ Representative (the “Neutral Auditor”). Acquiror and the Securityholders’ Representative agree to execute, if requested by the Neutral Auditor, a reasonable engagement letter and to abide by procedures to be mutually agreed upon by Acquiror, the Securityholders’ Representative and the Neutral Auditor. Acquiror, on the one hand, and the Securityholders’ Representative (on behalf of the Company Securityholders), on the other hand, shall each pay the fees and expenses of their own accountants and attorneys and shall bear equally the fees and expenses of the Neutral Auditor. The Neutral Auditor shall act as an arbitrator to determine, based solely on presentations by Acquiror and the Securityholders’ Representative, and not by independent review, only those items still in dispute. The Neutral Auditor’s determination shall be made within thirty (30) days of its engagement, shall be set forth in a written statement delivered to Acquiror and the Securityholders’ Representative and shall be final, binding and conclusive.

1.18 Final Adjustments.

(a) At such time as the Closing Certificate shall become final in accordance with Section 1.17, the Estimated Merger Consideration shall be compared to the finally determined Merger Consideration.

(b) If the final Merger Consideration is greater than the Estimated Merger Consideration, then within two (2) Business Days after the determination of the Final Closing Working Capital Statement (i) Acquiror shall deposit the amount of the difference less the Acquiror Pro Rata Share of such difference (such amount, the “Positive Adjustment Deposit”) with the Exchange Agent to be immediately distributed to the Effective Time Holders (other than holders of Excluded Shares) in accordance with each such Effective Time Holder’s Pro Rata Share as set forth on the Spreadsheet (provided that the payment of such amount allocable to holders of Vested Company Options in respect of such Vested Company Options may be paid to the Company or its designated payroll service provider, for disbursement to such holders) until such Positive Adjustment Deposit has been fully distributed, and (ii) the Securityholders’ Representative and the Acquiror shall deliver to the Escrow Agent a written notice executed by both parties instructing the Escrow Agent to immediately distribute an amount equal to the Adjustment Escrow Amount (less the Acquiror’s Pro Rata Share of such amount) from the Adjustment Escrow Account to the Effective Time Holders (other than holders of Excluded Shares) in accordance with each such Effective Time Holder’s Pro Rata Share as set forth on the Spreadsheet (provided that the payment of such amount allocable to holders of Vested Company Options in respect of such Vested Company Options may be paid to the Company or its designated payroll service provider, for disbursement to such holders).

(c) If the final Merger Consideration is less than the Estimated Merger Consideration, then (i) Acquiror shall be entitled to immediate payment from the Adjustment Escrow Account and, if necessary, from the Indemnity Escrow Account, of an amount equal to the amount by which the Estimated Merger Consideration exceeds the final Merger Consideration (less the Acquiror Pro Rata Share of such excess), and (ii) if any portion of the Adjustment Escrow Account remains undistributed after the payment contemplated in the immediately preceding subsection 1.18(c)(i), an amount equal to the undistributed portion of the Adjustment Escrow Account shall be distributed to the Effective Time Holders (other than holders of Excluded Shares) in accordance with each such Effective Time Holder’s Pro Rata Share as set forth on the Spreadsheet (provided that the payment of such amount allocable to holders of Vested Company Options in respect of such Vested Company Options may be paid to the Company or its designated payroll service provider, for disbursement to such holders). With respect to any payment to Acquiror from the Adjustment Escrow Account or the Indemnity Escrow Account (if applicable) pursuant to subsection 1.18(c)(i), the Securityholders’ Representative and Acquiror shall deliver to the Escrow Agent, within two (2) Business Days following the finalization of the Closing Certificate, a written notice executed by both parties instructing the Escrow Agent to make such payment to Acquiror from the Adjustment Escrow Account or the Indemnity Escrow Account (if applicable). In addition, with respect to any undistributed portion of the Adjustment Escrow Account (if applicable) pursuant to subsection 1.18(c)(ii), the Securityholders’ Representative and Acquiror shall deliver to the Escrow Agent, within two (2) Business Days following the finalization of the Closing Certificate, a written notice executed by both parties instructing the Escrow Agent to immediately distribute an amount equal to the remaining balance of the Adjustment Escrow Account to the Effective Time Holders (other than holders of Excluded Shares) in accordance with each such Effective Time Holder’s Pro Rata Share as set forth on the Spreadsheet (provided that the payment of such amount allocable to holders of Vested Company Options in respect of such Vested Company Options may be paid to the Company or its designated payroll service provider, for disbursement to such holders).

(d) If the final Closing Certificate reflects a difference between the Estimated Merger Consideration and the finally determined Merger Consideration, then, within three (3) Business Days following the finalization of the Closing Certificate pursuant to Section 1.17, the Securityholders’ Representative shall, in consultation with Acquiror, cause to be updated the Spreadsheet and the payout schedules applicable to the Unvested Company Options in Exhibit E and the Restricted Shares in Exhibit F.

1.19 Spreadsheet. The Company shall prepare and deliver to Acquiror and the Securityholders’ Representative, not later than three (3) Business Days prior to the Closing Date, and concurrently with the delivery of the Estimated Closing Certificate, a spreadsheet (the “Spreadsheet”), certified by the Chief Executive Officer of the Company, which shall set forth all of the following information, as of the Closing Date and immediately prior to the Effective Time:

(a) the names of all the Company Securityholders and their respective addresses and email addresses;

(b) the number and class of shares of Company Capital Stock held by, or subject to the Company Options held by, such Persons, including an indication as to whether such shares are Restricted Shares;

(c) a list identifying the holders of Company Options whose payments received pursuant to this Agreement will be required to be run through the Company’s payroll processor and will be subject to employment, withholding or payroll Taxes;

(d) the exercise price per share in effect for each Company Option or Company Warrant, as applicable;

(e) each Effective Time Holder’s Pro Rata Share (as a percentage interest and the interest in dollar terms) of the Merger Consideration;

(f) each Effective Time Holder’s Pro Rata Share (as a percentage interest and the interest in dollar terms) of the amount to be contributed to the Adjustment Escrow Amount, Indemnity Escrow Amount, Special Indemnity Escrow Amount and Reserve on behalf of each Effective Time Holder (subject to the terms of Section 1.10(a));

(g) the calculation of the Acquiror Pro Rata Share of the Adjustment Escrow Amount and Indemnity Escrow Amount;

(h) the calculation of the Total Stock and the Merger Consideration; and

(i) the Aggregate Exercise Amount.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to, and except as set forth in or modified by, the disclosure letter of the Company delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Acquiror the following as of the date hereof:

2.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power to own, lease and operate its properties and to conduct its business as currently conducted, and is duly qualified or licensed to do business and is in good standing in each jurisdiction required for the current conduct of its business, except where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, be material to the Company. The Company has delivered to Acquiror a true and correct copy of the Company Certificate of Incorporation and its bylaws, each as amended to date, and each as so delivered is in full force and effect. The Company is not in material violation of any of the provisions of the Company Certificate of Incorporation or its bylaws.

2.2 No Subsidiaries. The Company does not own and has never owned, directly or indirectly, any ownership, equity, voting or other interest in any Person, and has no agreement or commitment to purchase any such interest.

2.3 Capital Structure.

(a) As of the date of this Agreement, the authorized capital of the Company consists of: (i) 40,000,000 shares of Company Common Stock, of which 12,020,914 shares are issued and outstanding, of which 9,164,409 are Restricted Shares; and (ii) 19,580,000 shares of Company Preferred Stock, (A) 12,110,000 shares of which are designated as Company Series A Preferred Stock, 11,401,077 of which are issued and outstanding, and (B) 7,470,000 shares of which are designated Series B Preferred Stock, 6,847,806 of which are issued and outstanding.

(b) Section 2.3(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) the name of each Person that is the registered owner of any shares of Company Capital Stock and the number and type of such shares so owned by such Person, (ii) a list of all holders of outstanding Company Options, including the number of shares of Company Common Stock subject to each such Company Option, and (iii) a list of all holders of outstanding Company Warrants, including the number and type of shares of Company Capital Stock subject to each such Company Warrant.

(c) Except for (i) currently outstanding Company Options to purchase up to 3,009,000 shares of Company Common Stock which have been granted to employees, consultants or directors pursuant to the Company Stock Plan, (ii) currently outstanding Company

Warrants to purchase up to 1,170,348 shares of Company Common Stock, 84,025 shares of Company Series B Preferred Stock, and 93,255 shares of Company Series A Preferred Stock, and (iv) a reservation of an additional 1,970,158 shares of Company Common Stock for issuance of awards pursuant to the Company Stock Plan, each as of the Agreement Date, there is (A) no subscription, warrant, option, convertible security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company is authorized or outstanding, and (B) there is no commitment by the Company to issue shares, subscriptions, warrants, options, convertible securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset.

(d) Except as set forth on Section 2.3(d) of the Company Disclosure Letter, the Company is not a party to, nor, to the Knowledge of the Company, are there (i) any stockholders agreements or similar agreements, including any that affect or restrict the voting rights or right to transfer the capital stock of the Company (including any rights of refusal or offer, co-sale, tag-along or drag-along rights), or (ii) any investor rights or similar agreements, including any agreements providing for any registration rights, information or inspection rights, or similar rights with respect to the Company or its securities. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which the stockholders of the Company may vote.

(e) All issued and outstanding shares of Company Capital Stock are, and all shares which may be issued pursuant to the exercise of Company Options and Company Warrants, when issued in accordance with the applicable security, will be, duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances in respect thereof (other than Permitted Encumbrances). All issued and outstanding shares of Company Capital Stock, Company Options and Company Warrants were issued in material compliance with all applicable state and federal securities Legal Requirements. There are no, and at the Effective Time there will not be, accrued or unpaid dividends on shares of Company Capital Stock.

(f) Section 2.3(f) of the Company Disclosure Letter sets forth all outstanding Indebtedness of the Company as of the Agreement Date, in the aggregate and with respect to each Person entitled to payment thereof (with reference to the Contract pursuant to which such Indebtedness is owed).

(g) Each Company Warrant, pursuant to its terms and the terms of this Agreement, shall at the Effective Time be terminated and (i) deemed exercised or converted into shares of Company Capital Stock, or (ii) converted into the right to receive the applicable portion of the Company Warrant-Based Merger Consideration.

2.4 Authority; Noncontravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, and subject to adoption of this Agreement through the requisite vote by the Company Stockholders and the approval by the Company Stockholders of the Merger, to consummate the transactions contemplated hereby. The affirmative vote of the holders of at least (i) a majority of the outstanding shares of Company Capital Stock, voting together as a single class on an as-converted to Company Common Stock basis, and (ii) forty-five percent (45%) of the outstanding shares of the Company Series A Preferred Stock and Company Series B Preferred Stock, voting together as a single class on an as-converted to Company Common Stock basis are the only approvals necessary of the holders of Company Capital Stock to adopt this Agreement and approve the Merger (collectively, the “Requisite Approval”). The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby, have been duly and validly authorized by the Company’s Board. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding obligation of the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Legal Requirements affecting or relating to creditors’ rights generally and principles of equity. At the Closing, the Transaction Documents to be executed and delivered by the Company, assuming such Transaction Documents constitutes the valid and binding obligation of the other parties thereto, will constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Legal Requirements affecting or relating to creditors’ rights generally and principles of equity.

(b) The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party do not, and neither the consummation of the transactions contemplated hereby nor compliance by the Company with any provisions of this Agreement or the other Transaction Documents to which the Company is a party will, (i) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (A) any provision of the Company Certificate of Incorporation or the Company’s bylaws (as in effect on the Agreement Date), (B) any Material Contract or Legal Requirement applicable to the Company or any of its properties or assets, (ii) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any assets of the Company or (iii) invalidate or adversely affect any permit, license, franchise, concession or authorization of the Company, except in the case of clauses (ii) and (iii) where such conflict, violation, default, termination, cancellation, acceleration, Encumbrance or invalidation would not, individually or in the aggregate, be material to the Company.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or other Person, is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the other Transaction Documents to which the Company is a party or the consummation of the transactions contemplated hereby, except for (i) the Requisite Approval, (ii) the filing of the Certificate of Merger, as provided in Section 1.5, (iii) such filings and notifications as may be required to be made in connection with the Merger under the HSR Act or applicable foreign Antitrust Laws and the expiration or early termination of applicable waiting periods under the HSR Act or applicable foreign Antitrust Laws, and (iv) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not, individually or in the aggregate, materially affect the conduct of the Company’s business.

2.5 Financial Statements.

(a) The Company has delivered to Acquiror its audited financial statements for each of the fiscal years ended December 31, 2011 and December 31, 2012, respectively, and its unaudited financial statements (balance sheet, statement of operations, statement of cash flows and statement of changes in stockholders’ equity) as at and for the five-month period ended May 31, 2013, (collectively, the “Financial Statements”, with the balance sheet included in the May 31, 2013 Financial Statements, sometimes referred to herein as the “Company Balance Sheet”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated (except that the unaudited Financial Statements do not contain footnotes and are subject to normal recurring year-end audit adjustments). The Financial Statements fairly present in all material respects the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to the absence of footnotes).

(b) The Company has delivered to Acquiror accurate and complete copies of all management letters and other formal or material correspondence received from the Company’s accountants relating to the Company’s financial statements, accounting controls.

2.6 Undisclosed Liabilities. Except (a) as disclosed, set forth or reserved against on the Financial Statements, (b) for liabilities incurred in the ordinary course of business since December 31, 2012 (the “Company Balance Sheet Date”), or (c) for liabilities set forth on Section 2.6 of the Company Disclosure Letter, the Company is not subject to any liabilities that would be required to be disclosed, set forth or reserved against on a balance sheet of the Company prepared in accordance with GAAP. Notwithstanding the foregoing, the representations and warranties contained in this Section 2.6 do not apply to any matter the subject matter of which is specifically covered by Sections 2.8, 2.10, 2.12, 2.13, 2.15, and 2.16.

2.7 Absence of Certain Changes. Except as expressly contemplated by this Agreement or as set forth on Section 2.7 of the Company Disclosure Letter, since December 31, 2012, (x) the Company has conducted its business in the ordinary course consistent with past practice and (y) there has not occurred a Material Adverse Effect. Without limiting the foregoing, since the Company Balance Sheet Date, except as set forth on Section 2.7 of the Company Disclosure Letter, the Company has not taken, and there has not occurred, any action which, if taken by the Company between the Agreement Date and the Closing, would require the prior written consent of Acquiror pursuant to Section 4.2.

2.8 Litigation. Section 2.8 of the Company Disclosure Letter lists each action, suit, proceeding or claim of any kind or nature that is or was pending or, to the Knowledge of the Company, threatened against the Company or any of its assets or properties or any of its directors, officers or employees (in their capacities as such) at any time during the past three (3) years. There is not, and during the past three (3) years there has not been, any judgment, award, decree, injunction or order against the Company, or any of its assets or properties (including any of the Kiosks or Leased Real Property), or, to the Company’s Knowledge, any of its directors, officers or employees (in their capacities as such).

2.9 Restrictions on Business Activities. There is no Contract, judgment or injunction, award, order or decree binding upon the Company or any of its assets or properties (including the Kiosks and Leased Real Properties), which limits the ability of the Company to compete in any line of business or with any Person generally or in any geographic area or which could reasonably be expected to so limit the freedom of the Company after the Effective Time, or which would reasonably be expected otherwise to have the effect of impairing any current business practice of the Company.

2.10 Compliance with Laws; Governmental Permits.

(a) The Company currently complies in all material respects, and at all times during the past the past three (3) years has complied in all material respects, with all Legal Requirements applicable to the conduct of its business. The representations and warranties contained in this Section 2.10(a) do not apply to any matter the subject matter of which is specifically covered by Section 2.10(b), 2.10(c), 2.14, 2.15, 2.16, 2.21, 2.22 or 2.24.

(b) Without limiting the generality of the foregoing, the Company complies in all material respects with all applicable Legal Requirements relating to accessibility of the Kiosks, including (x) federal laws and regulations such as the American with Disabilities Act of 1990 (ADA), 42 U.S.C. §§ 12101–12213, and implementing regulations at 28 C.F.R. part 36 and 36 C.F.R. part 119.1 and appendices B & D and Section 508 of the Rehabilitation Act Amendments and implementing regulations at 36 C.F.R. part 1194; and (y) state laws and regulations such as the Unruh Civil Rights Act, California Civil Code § 51, California Disabled Persons Act, California Civil Code § 54.1 et seq., California Health and Safety Code § 19955 et seq., and Title 24 of the California Code of Regulations.

(c) Except as would not, individually or in the aggregate, be material to the Company, the Company has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity, that is necessary to own, lease and operate its properties and to carry on its business as owned, leased, operated or carried on as of the Agreement Date (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”), and has filed with the appropriate Governmental Entities all statements and reports necessary to own, lease and operate its properties and to carry on its business as owned, leased, operated or carried on as of the Agreement Date.

2.11 Title to Property and Assets. The Company has good and marketable title to all of its material properties and assets (including all Kiosks identified on Section 2.11 of the Company Disclosure Letter), and interests in such material properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in such properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice). Except as would not, individually or in the aggregate, be material to the Company, the Company’s property and equipment (including all Kiosks identified on Section 2.11 of the Company Disclosure Letter) that are used in the operations of its business are in good operating condition and repair, subject to normal wear and tear. The representations and warranties contained in this Section 2.11 do not apply to any matter the subject matter of which is specifically covered by Section 2.13.

2.12 Real Estate.

(a) Section 2.12 of the Company Disclosure Letter identifies the address or legal description of each interest in real property held by the Company, whether such real property interest is evidenced by a lease, sublease or license agreement (the “Leased Real Property”, and each lease, sublease or license agreement with respect thereto, a “Lease”) held by the Company as of the Company Balance Sheet Date. The Company has a valid leasehold or licensed interest in all of the Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as would not, individually or in the aggregate, be material to the Company (i) each Lease is valid, in full force and effect and enforceable against the Person leasing or licensing the Leased Real Property to the Company in accordance with its terms, and (ii) there is no default by the Company or, to the Knowledge of the Company, any other party thereto under any Lease, (iii) solely with respect to Leases that are not Kiosk Leases: (A) the Company has not made any material alterations, additions or improvements to the Leased Real Property that are required to be removed by any landlord or sub-landlord at the termination of the applicable Lease term; (B) all of the structures, facilities, fixtures, systems, improvements and other items of property located on the Leased Real Property and controlled by the Company are suitable in all material respects for the purpose of conducting the business of the Company as now being conducted and the operation thereof as presently conducted is not in violation in any material respect of any Lease, any applicable building code, zoning ordinance, Contract or other applicable Legal Requirement; and (C) no notice of intent to terminate the Lease or to relocate any leased space has been received in connection with any Lease Real Property. The Company does not own and has never owned any real property.

(b) None of the Kiosk Leases provide for a fixed term longer than twelve (12) months or rent in excess of $1,000 per month per Kiosk during the initial term.

2.13 Intellectual Property.

(a) Section 2.13(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) patents and patent applications owned by the Company, indicating for each such patent that is registered or the subject of an application for registration, the applicable jurisdiction, registration number (or application number) and date issued (or date filed), (ii) trademarks and trademark applications owned by the Company, that are registered or the subject of an application for registration, indicating for each the applicable jurisdiction, registration number (or application number) and date issued (or date filed); (iii) copyrights owned by the Company that are registered or the subject of an application for registration, indicating for each the applicable jurisdiction, registration number (or application number) and date issued (or date filed); and (iv) domain names owned and registered by the Company (collectively, the “Company Registered IP”). All of the Intellectual Property listed on Section 2.13(a) of the Company Disclosure Letter (other than applications for patent or for copyright or trademark registration) is subsisting, valid and enforceable.

(b) Other than as disclosed on Section 2.13(b) of the Company Disclosure Letter, each current and former employee, consultant and contractor who develops or has developed for the Company any Company Software, Company Systems, Kiosks or other tangible embodiments of Intellectual Property has executed a consultant agreement, advisory agreement, or a proprietary information, confidentiality and assignment agreement that validly and effectively assigns to the Company all rights to any such Intellectual Property relating to the business of the Company that is or was created, developed, written, invented, conceived or discovered by such employees, consultants or contractors, as applicable, in each case during the course of their employment with the Company or performance of services for the Company. The Company has made available to Acquiror complete and correct copies of all such agreements. All current and former employees, consultants and contractors of the Company have signed agreements in a form approved by the Company in which they agree not to use or disclose any confidential or proprietary information of the Company except as explicitly authorized by the Company. The Company has made available to Acquiror complete and correct copies of all such agreements. All assignments of patent applications and issued patents within the Company Registered IP that are or may be required to be filed or recorded in order to be valid or effective against bona fide purchasers without notice of such assignment have been duly (or will be prior to the Closing Date) executed and filed or recorded with the United States Patent and Trademark Office, as applicable, and any applicable similar Governmental Entity elsewhere. With respect to each of the individuals listed as an “Identified Person” on Section 2.13(b) of the Company Disclosure Letter, (i) each such Identified Person was at all times relevant to the disclosure, an employee, consultant or contractor of the Company, (ii) each such Identified Person signed a proprietary information, confidentiality and assignment agreement in connection with their employment or other contractual relationship with the Company, and (iii) each such signed such proprietary information, confidentiality and assignment agreement was in the customary form used by the Company with no modifications and no disclosures of excepted inventions, a copy of which has been provided to Acquiror.

(c) The Company owns free and clear of all Encumbrances (other than (i) Permitted Encumbrances and (ii) non-exclusive licenses granted by the Company to other Persons) all right, title and interest in and to the Company Owned Intellectual Property. The Company has valid and enforceable rights or licenses under Contract to use, all material items of Company Licensed Intellectual Property. The Company has not received any written notice or written claim challenging the Company’s complete and exclusive ownership of any Company Owned Intellectual Property or suggesting that any other Person has any claim of legal or beneficial ownership with respect to any Company Owned Intellectual Property.

(d) All trademarks in the Company Registered IP are currently in compliance with all material and applicable Legal Requirements (including payment of all registration, renewal and other fees and the timely post-registration filing of affidavits of use and renewal applications and timely filing of affidavits as required to cause such trademarks to become incontestable). No registered trademark in the Company Registered IP has been involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office or any corresponding non-U.S. trademark office, department, organization or agency, and to the Company’s Knowledge no such proceeding has been threatened. To the Company’s Knowledge, there has been no prior use by any third party of any trademark in the Company Registered IP or a trademark confusingly similar thereto that confers upon said third party rights that are superior or senior to the rights of the Company in such trademark, or which could threaten the validity of such trademark.

(e) All patents in the Company Registered IP are in compliance with all Legal Requirements (including payment of correct filing, examination, and maintenance fees). There are no actions that must be taken by the Company within one hundred and twenty (120) days of the date hereof, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any such patents. No such patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding in either the United States Patent and Trademark Office or any corresponding Governmental Entity elsewhere. To the Company’s Knowledge, no such action has been threatened. There is no patent within the Company Registered IP which is based on an invention or work of any past or current director or employee of the Company and for which the Company owes (or is purported by any such past or current director or employee to owe) any compensation or remuneration to such director or employee in relation to this invention or work.

(f) There is no patent or other Intellectual Property on which any part of the business of the Company relies, or of which any part of the business of the Company is dependent, in each case as currently conducted, which is owned (or is purported to be owned) by a current or former director or employee of the Company. The representation and warranty contained in this Section 2.13(f) does not make any representation or warranty with respect to non-infringement of Intellectual Property Rights, which is addressed in Section 2.13(i).

(g) The Company has taken reasonable steps in accordance with applicable Legal Requirements relating to trade secrets to protect its rights in its confidential information and trade secrets. The Company has taken reasonable steps to protect its rights in the confidential information and trade secrets of third parties in accordance with the terms of any agreements or understandings relating to such third party confidential information or trade secrets to which the Company is a party.

(h) The Company is not in material default under any Contract or other agreement to use any material item of Company Licensed Intellectual Property.

(i) The conduct of the business as conducted by the Company as of the date hereof, does not, to the Knowledge of the Company, constitute infringement, misappropriation, unauthorized use or other violation of any Intellectual Property rights of any Person. The Company has not received any (i) written notice of infringement, misappropriation or violation of any Intellectual Property right of any other Person, or (ii) any written notice or written claim challenging or questioning the validity or enforceability of any Company Owned Intellectual Property or indicating an intention on the part of any Person to bring a claim that any Company Owned Intellectual Property is invalid, is unenforceable or has been misused

(j) No Person has challenged in a writing received by the Company or in any litigation to which the Company is a party the validity or enforceability of any of the Company Owned Intellectual Property or the title of the Company thereto and, to the Knowledge of the Company, no such litigation has been threatened in writing. The Company has not received written notice of any inventorship challenge, opposition, cancellation, re-examination, interference, invalidity, unenforceability or other action or proceeding before the United States Patent and Trademark Office (or any comparable office in a foreign country) relating to any Company Owned Intellectual Property.

(k) No funding of any Governmental Entity or any university, college, other educational institution, was used in connection with the development or creation, in whole or in part, any Company Owned Intellectual Property.

(l) The Company is not a member any standard setting organization or industry body, consortium, other multi-party special interest group and any other collaborative or other group or similar organization, in each case, that requires or obligates the Company to grant or offer to any other Person any license or other right to any Intellectual Property developed or owned by or for the Company.

(m) The software that is (or that the Company purports is) owned in whole or part by the Company (collectively, “Company Software”) was (i) developed by employees of the Company within the scope of their employment who assigned any Intellectual Property that they may have in or to such Software to the Company pursuant to valid and enforceable written agreements; or (ii) developed by independent contractors who assigned any Intellectual Property that they may have in or to such Software to the Company pursuant to valid and enforceable written agreements. Except pursuant to an Inbound License Agreement, no Company Software contains any programming code, documentation or other materials or development environments that are covered or protected by or embodiments of Intellectual Property rights of any Person other than the Company. Section 2.13(m) of the Company Disclosure Letter lists all Company Software. The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code of any Company Software. None of the Company Software is, in whole or in part, subject to the provisions of any open source or quasi-open source license agreement that requires any one of the following (or a combination thereof): (A) that the Company Software source code (or any part of it) be made available to any third party on request, whether royalty free or not; or (B) that the Company permit third parties to create modified versions or derivative works of the Company Software (or any part of it); or (C) that a royalty-free license relating to the Company Software (or any part of it) or any derivative of it be granted to any third party, any other agreement that would obligate the Company to make source code available to third parties. Section 2.13(m) of the Company Disclosure Letter identifies each item of open source Software, and the applicable form of Contract or license agreement, downloaded, licensed, used or otherwise acquired by the Company in connection with the operation of the business of the Company.

(n) Section 2.13(n) of the Company Disclosure Letter sets forth a complete and correct list of all Contracts that grant to the Company any right to use or otherwise practice or exploit under any Intellectual Property of any Person, including all licenses from any Person to Software, in either object code or source code form, used by the Company, but excluding (i) non-disclosure and confidentiality agreements that grant to the Company the rights to use confidential information of any Person, and (ii) Contracts granting non-exclusive licenses to the Company for commercially available software that is generally available on standard terms and conditions (the “Inbound License Agreements”). The Company has made available to Acquiror complete and correct copies of all Inbound License Agreements. Section 2.13(n) of the Company Disclosure Letter sets forth a complete and correct list of all Contracts under which the Company grants licenses or other rights in or to use or otherwise practice or exploit any rights under any Company Owned Intellectual Property, but excluding (i) non-disclosure and confidentiality agreements that grant to any Person any right to use confidential information of the Company and (ii) Kiosk Leases (the “Outbound License Agreements”). The Company has made available to Acquiror complete and correct copies of all Outbound License Agreements. Except as specified in Section 2.13(n) of the Company Disclosure Letter, the Company has not granted to any third party any sublicense rights under any Company Owned Intellectual Property nor provided any guarantee, warranty or indemnity to any third party with respect to non-infringement of any Intellectual Property rights of a third party in relation to use of products, Software or services sold, licenses granted or rights licensed by the Company. To the Company’s Knowledge, there is no outstanding or threatened dispute or disagreement with respect to any Inbound License Agreement or any Outbound License Agreement. The Company is not in material breach or default of such Inbound License Agreement or Outbound License Agreement.

(o) No third party that has licensed Company Licensed Intellectual Property to the Company has ownership or license rights to any improvements or derivative works made by the Company to such the third party Company Licensed Intellectual Property.

(p) The computer, information technology and data processing systems, facilities and services used by or for the Company, including all software, hardware, networks, communications facilities, platforms and related systems and services necessary for the operation of the Kiosks (collectively, “Company Systems”), are reasonably sufficient for the conduct of the business as currently conducted by the Company. The Company Systems owned by the Company are in good working condition to effectively perform in all material respects all computing, information technology and data processing operations necessary for the current operations of the Company. There are no substantial alterations, modifications or updates to the Company Systems owned by the Company intended or required currently or that will be required in the near future for the current operations of the Company. The Company Systems owned by the Company, the procedures and processes of the Company for developing, supporting and maintaining the Company Systems owned by the Company, and the application programming interfaces, protocols, data structures, command structures and other interfaces with respect to the Company Systems owned by the Company are documented in a manner sufficient to conduct the business of the Company as currently conducted. All Company Systems are (i) owned or rightfully possessed by, operated by and under the control of the Company, or (ii) to the Knowledge of the Company, owned or rightfully possessed by, operated by and under the control of third party service providers directly or indirectly under contract with the Company or its service providers as set forth on Section 2.13(p)(ii) of the Company Disclosure Letter.

2.14 Environmental Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental Claim” shall mean any (A) claim, action, demand, cause of action, investigation or written notice by any Governmental Entity alleging potential liability (including potential liability for investigatory costs, governmental response costs, removal costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (I) the presence, Release or threatened Release of any Hazardous Materials, or (II) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law or (B) claim by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence, Release or threatened Release of any Hazardous Materials.

(ii) “Environmental Laws” shall mean any federal, state, local and common Legal Requirements, ordinances, codes, regulations, rules and orders relating to pollution or protection of the environment, including Legal Requirements relating to Releases or threatened Releases of, Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport, recycling, labeling, removal or handling of Hazardous Materials and all Legal Requirements with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

(iii) “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined (whether now or at any time in the past) in or regulated under any Environmental Laws.

(iv) “Property” shall mean all real property leased or owned by the Company.

(v) “Facilities” shall mean all buildings and improvements on the Property.

(vi) “Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface land or subsurface soils) or into or out of any Facilities or Property, including the movement of Hazardous Materials through or in the air, land, soil, surface water, groundwater, Facilities or Property.

(b) Except as would not, individually or in the aggregate, be material to the Company, the Company is, and has been for the past three (3) years, in compliance with all applicable Environmental Laws. The Company has not, at any time during the past three (3) years, received notice of any Environmental Claim concerning the Company or any of the current or former Properties or Facilities. There is not currently any Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company, nor is there any outstanding order, judgment, award, decree or injunction against the Company in respect of any Environmental Laws.

2.15 Taxes.

(a) The Company has timely filed all Tax Returns required to be filed by it and has paid all Taxes (whether or not shown or required to be shown on any such Tax Return) due and payable (taking into account any valid extensions to file). All Tax Returns have been prepared in good faith compliance with all applicable Legal Requirements and are complete and accurate in all material respects.

(b) The unpaid Taxes of the Company (i) did not, as of the Company Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the Company Balance Sheet Date, the Company has not incurred any liability for Taxes other than in the ordinary course of business.

(c) The Company has delivered or made available to Acquiror copies of all material Tax Returns filed by the Company within the last three (3) calendar years.

(d) Since January 1, 2010, no Governmental Entity has examined or audited any Tax Return of the Company. There is no action, suit, proceeding, proposed adjustment or assessment, examination or audit now in progress, pending or, to the Company’s Knowledge, threatened against the Company with respect to Taxes. All deficiencies asserted or assessments made as a result of any examinations or audits of Tax Returns previously filed by the Company have been fully paid. No Governmental Entity in a jurisdiction where the Company does not file Tax Returns has made any claim in writing that the Company is or may be subject to Tax in that jurisdiction.

(e) There are no liens for Taxes upon any of the assets of the Company, other than Permitted Encumbrances.

(f) The Company is not, and has never been, a member of any affiliated group within the meaning of Section 1504 of the Code (or any similar affiliated, consolidated, combined or unitary group under any comparable provision of any state, local or non-U.S. Legal Requirement). The Company does not have any liability for Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 or any comparable provision of any state, local or non-U.S. Legal Requirement, or imposed on the Company as a transferee or successor, by contract or pursuant to any Legal Requirements, rule or regulation. The Company is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, other than commercial agreements, the principal purpose of which is unrelated to Taxes.

(g) The Company will not be required to include any item of income in, or exclude any item of deduction from, income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made on or prior to the Closing Date pursuant to Section 481(a) of the Code (or any comparable provision of any state, local or non-U.S. Legal Requirement), (ii) closing agreement described in Section 7121 of the Code (or any comparable provision of any state, local or non-U.S. Legal Requirement), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(h) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) The Company is not, and has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(j) The Company has withheld, collected, reported and paid over to the proper Tax Authority (or is properly holding for such timely payment) all material amounts required to be so withheld, collected, reported or paid over under all applicable Legal Requirements.

(k) The Company has not executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax which waiver or extension is currently in effect.

(l) The Company has not taken any position on a Tax Return that could result in an “underpayment” of Tax within the meaning of Section 6662 of the Code (or any comparable provision of any state, local or non-U.S. Legal Requirement). The Company has not (i) “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3) in any “reportable transaction” within the meaning of such term under Treasury Regulation Section 1.6011-4(b) and Section 6707A(c) of the Code or (ii) entered into or engaged in any other transaction requiring disclosure under a comparable provision of any state, local or non-U.S. Legal Requirement.

(m) In connection with the consummation of the Merger, no payment or benefit has been, will be, or may be made or provided under this Agreement, under any arrangement contemplated by the Agreement, or under any Company Employee Plan that, either alone or together with any other payments or benefits, constitutes or could constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (or any comparable provision of any other applicable Legal Requirement).

(n) Each share of Company Capital Stock, other than any Restricted Share, is property that is “substantially vested” under Section 83 of the Code and Treasury Regulation Section 1.83-3(b). With respect to each Restricted Share, an election has been made under Section 83(b) of the Code and each election made under Section 83(b) of the Code with respect to the issuance of any shares of Company Capital Stock was timely and valid, and each such election is currently in effect and has not been revoked, terminated, or declared invalid. No payment to any holder of Company Capital Stock or Company Warrants of any consideration for such Company Capital Stock or Company Warrants in accordance with this Agreement will result in compensation income to such holder of Company Shares or Company Warrants.

2.16 Employee Benefit Plans and Employee Matters.

(a) Employee Benefit Plans

(i) Section 2.16(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Employee Plans. Each Company Employee Plan

(or the Company’s participation therein) can be amended or terminated by the Company at any time (whether before or after Closing) and without any liability or expense to the Company, the Surviving Corporation, Acquiror, their respective Affiliates or such Company Employee Plan (excluding any immaterial administrative expense, but including any surrender charge or early termination charge or penalty), with the exception of obligations under COBRA and obligations accrued prior to such amendment or termination, and indicates whether such Company Employee Plan is a PEO Benefit Plan.

(ii) The Company has delivered to Acquiror, with respect to each Company Employee Plan (to the extent applicable thereto), true, correct and complete copies of: (A) all documents embodying such Company Employee Plan (including all amendments thereto) or, if such Company Employee Plan is not in writing, a written description of such Company Employee Plan; (B) the last three annual reports (Form 5500 series and all schedules and financial statements attached thereto) filed with respect to such Company Employee Plan; (C) the most recent summary plan description, and all summaries of material modifications related thereto, distributed with respect to such Company Employee Plan or PEO Benefit Plan; (D) all contracts (and any amendments thereto) relating to such Company Employee Plan, including all trust agreements, investment management agreements, annuity contracts, insurance contracts, bonds, indemnification agreements and service provider agreements; (E) the most recent determination, opinion or advisory letter (as applicable) issued by the IRS with respect to such Company Employee Plan; (F) the most recent annual actuarial valuation prepared for such Company Employee Plan; (G) the most recent financial statement prepared for such Company Employee Plan; (H) all written communications to current and former employees of the Company, or to any other individuals, to the extent that the provisions of such Company Employee Plan as described therein differ from such provisions as set forth or described in the other information or materials furnished under this Section 2.16(a)(ii); (I) all correspondence to or from any Governmental Entity during the last three years relating to such Company Employee Plan; and (J) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Company Employee Plan for the three most recently completed plan years.

(iii) The Company is not, and has never been, a member of (i) a controlled group of corporations, within the meaning of Section 414(b) of the Code, (ii) a group of trades or businesses under common control, within the meaning of Section 414(c) of the Code, (iii) an affiliated service group, within the meaning of Section 414(m) of the Code, or (iv) any other group of Persons treated as a single employer under Section 414(o) of the Code.

(iv) The Company does not sponsor, maintain or contribute to, nor has it ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), nor does it have any direct, indirect or contingent Liability with respect to: (A) any “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or 414(f) of the Code; (B) any multiple employer plan within the meaning of Section 210, 4063 or 4064 of ERISA or Section 413(c) of the Code; (C) any employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code; (D) any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA; (E) any self-funded (or self-insured) health plan; or (F) any employee benefit plan, program, policy or arrangement covering employees outside of the United States or subject to the Legal Requirements of any jurisdiction other than the United States.

(v) There are no pending, or to the Knowledge of the Company, threatened actions, suits or claims by, on behalf of or with respect to any Company Employee Plan (other than routine claims for benefits), nor, to the Knowledge of the Company, is there any basis for any such action, suit or claim. To the Knowledge of the Company, (A) no Company Employee Plan is currently under investigation, audit or review, directly or indirectly, by any Governmental Entity, and (B) no such action is contemplated or under consideration by any Governmental Entity.

(vi) With respect to each Company Employee Plan: (A) such Company Employee Plan was properly and legally established; (B) such Company Employee Plan is, and at all times since inception has been, maintained, administered, operated and funded in all material respects in accordance with its terms in compliance with all applicable Legal Requirements, including ERISA and the Code; (C) the Company and all other Persons (including all fiduciaries) have properly performed all of their duties and obligations (whether arising by operation of Legal Requirements, by contract or otherwise) under or with respect to such Company Employee Plan, including all fiduciary, reporting, disclosure, and notification duties and obligations; (D) all returns, reports (including all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto), notices, statements and other disclosures relating to such Company Employee Plan required to be filed with any Governmental Entity or provided to any Company Employee Plan participant (or the beneficiary of any such participant) have been properly filed or provided on or before their respective due dates and are accurate in all material respects; (E) neither the Company nor any other fiduciary of such Company Employee Plan has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of ERISA; (F) no transaction or event has occurred or is threatened or about to occur (including any of the transactions contemplated in or by this Agreement) that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available; (G) all contributions, premiums and other payments due or required to be paid to (or with respect to) such Company Employee Plan have been paid on or before their respective due dates and within the time period prescribed by ERISA (if applicable), or, if not yet due, have been accrued as a liability on the Company Balance Sheet; and (H) the Company has not incurred, and there exists no condition or set of circumstances under which the Company could incur, directly or indirectly, any penalty or Tax with respect to such Company Employee Plan under Section 502(i) or 502(l) of ERISA or Chapter 43 of the Code.

(vii) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and its related trust or group annuity contract is exempt from taxation under Section 501(a) of the Code. Each such Company Employee Plan: (A) is the subject of an unrevoked favorable determination letter from the IRS with respect to such Company Employee Plan’s qualified status under the Code, as amended by that legislation commonly referred to as the “Pension Protection Act of 2006” and all subsequent Legal Requirements; (B) has a timely filed request for such a determination letter pending with the IRS or has remaining a period of time under the Code or applicable Treasury Regulations or IRS pronouncements in which to adopt any amendments necessary to obtain such a letter from the IRS; or (C) is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan. Nothing has occurred, or is reasonably expected by the

Company to occur, that could adversely affect the qualification or exemption of any such Company Employee Plan or its related trust or group annuity contract or require the filing of a submission under the IRS’s employee plans compliance resolution system or the taking of any corrective action pursuant to such system in order to maintain the qualified status of such Company Employee Plan.

(viii) None of the Company Employee Plans provides severance, life insurance, medical or other welfare benefits (within the meaning of Section 3(1) of ERISA) to any employee or former employee of the Company, or to any other Person, after his or her retirement or other termination of employment or service, and the Company has never represented, promised or contracted (whether in written or oral form) to any employee or former employee, or to any other Person, that such benefits would be provided, except to the extent required by Section 4980B(f) of the Code.

(ix) Each Company Employee Plan that provides deferred compensation subject to Section 409A of the Code satisfies in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Company Employee Plan). No Company Option has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. The Company has no agreement or obligation to indemnify or “gross-up” any individual for any taxes or interest imposed on such individual pursuant to Section 409A of the Code.

(x) Except as set forth on Section 2.16(a)(x) of the Company Disclosure Letter, neither the execution and delivery of this Agreement or the other Transaction Documents, nor the consummation of the Merger or any other transaction contemplated in or by any of the Transaction Documents (either alone or upon the occurrence of any additional or subsequent event(s) that, together with the consummation of the Merger or any other transaction contemplated in or by any of the Transaction Documents, are necessary preconditions), will (A) entitle any individual to severance benefits, unemployment compensation or any other similar payment from the Company, the Surviving Company, Acquiror, any of the respective Affiliates or any Company Employee Plan, (B) otherwise increase the amount of compensation due to any individual or forgive indebtedness owed by any individual, (C) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit under any Company Employee Plan (including any Company Options), (D) result in the renewal or extension of the term of any agreement regarding the compensation of any current or former employee, director or other service provider of or to the Company, (E) require the Company, the Surviving Corporation, Acquiror or any of their respective Affiliates to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual, or (F) impair any of the rights of the Company, the Surviving Corporation, Acquiror or any of their respective Affiliates with respect to any Company Employee Plan (including, without limitation, the right to amend or terminate any Company Employee Plan, or its participation therein, at any time and without any liability or expense to the Company, the Surviving Corporation, Acquiror, any of their respective Affiliates or such Company Employee Plan to the extent such right was available under the Company Employee Plan before the Merger).

(b) Employee Matters.

(i) Except as set forth in Section 2.16(b)(i) of the Company Disclosure Letter, for the past four (4) years, the Company has (A) been in material compliance with all Legal Requirements respecting employment, and employment practices, including hiring, termination of employment, nondiscrimination in employment, disability, civil rights, immigration, pay equity, terms and conditions of employment, the Fair Labor Standards Act and its state law equivalents and occupational safety and health, (B) not engaged in any unfair labor practices, (C) has been in material compliance with respect to withholding all amounts required by law or by agreement to be withheld from wages, salaries and other payments to its employees, including any common law employees and is not materially liable for any arrears of wages (including commissions, bonuses, overtime, vacation pay, paid time off or other compensation) or any Taxes or penalty for failure to comply with any of the foregoing (or, if any arrears penalty, or interest were assessed against the Company regarding the foregoing, it has been fully satisfied), (D) has not incurred any liability for breach of any contract of service or for fees, for redundancy payments, protective awards or for compensation for wrongful dismissal, unfair dismissal or failure to comply with any order for the reinstatement of any employee or for any other liability accruing from the termination of any contract of employment or for services and (E) has been in material compliance with respect to all required payments to the relevant unemployment compensation reserve account with the appropriate Governmental Entity with respect to its employees, and such account has a positive balance. The Company is in compliance in all material respects with the United States Immigration Reform and Control Act. To the Company’s Knowledge, no employee of the Company is an undocumented alien.

(ii) Section 2.16(b)(ii) of the Company Disclosure Letter sets forth, as of the date hereof, each employment, termination or severance agreement with an employee of the Company, excluding offer letters and proprietary information and inventions agreements entered into with employees on the Company’s standard form of offer letter or proprietary information and inventions agreements, as applicable.

(iii) Except as set forth in Section 2.16(b)(iii) of the Company Disclosure Letter, (A) the Company is not a party to, or otherwise bound by, a collective bargaining agreement (or any other agreement with any labor organization), (B) the Company has not experienced any work stoppage, labor dispute, grievance, slowdown, picketing, lockout or strike and, to the Knowledge of the Company, none has been threatened against the Company, (C) no union organizing campaign has occurred and, to the Company’s Knowledge, none is threatened, (D) the Company is in material compliance with all Legal Requirements relating to the engagement of independent contractors, (E) each current and former employee of the Company has been properly classified as exempt or nonexempt under all Legal Requirements and each person currently or formerly performing services for the Company as an independent contractor has been properly so classified under all Legal Requirements, (F) the Company has materially complied with the California Labor Code, the applicable Industrial Welfare Commission Wage Order or Orders, and all Legal Requirements with respect to providing meal and rest breaks to current and former employees and with respect to retaining all employment records and (G) there is no unfair labor practice charge or complaint against the Company pending before the National Labor Relations Board or any other Governmental Entity.

(iv) There are no claims, controversies, investigations, audits or suits pending or, to the Knowledge of the Company, threatened against Company by any of its employees, former employees or contractors, or any Governmental Entity.

(v) The Company has provided to Acquiror a complete list of the names, positions and rates of compensation of all employees of the Company, showing each such person’s name, position, annual remuneration, whether employee is presently on a leave of absence, accrued but unused vacation and sick leave and accrued but unpaid incentive bonuses for the current fiscal year.

(vi) The Company is not liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation, social security, or other similar benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice).

(vii) There are no pending claims against the Company under any workers’ compensation plan or policy or for long-term disability, nor, to the Company’s Knowledge, has any employee suffered any injury that would give rise to liability under any workers’ compensation. No past employee has a right to return to work. No employee is presently on a workers’ compensation leave of absence or a disability leave of absence.

(viii) To the Company’s Knowledge, no current employee, officer or director of the Company is or has in the past been in violation of any term of any employment contract, non-competition agreement, or any restrictive covenant relating to the right of any such individual to provide services to the Company because of the nature of the business conducted by the Company, work performed by the individual, or use of trade secrets or proprietary information of others. To the Company’s Knowledge, no current or former employee, officer or director of the Company, while performing their duties for the Company, has used or disclosed confidential, proprietary or trade secret information obtained from other prior employers or third parties to the Company or on behalf of the Company without the written consent of such prior employers or third parties.

(ix) Except as set forth on Section 2.16(b)(ix) of the Company Disclosure Letter, the employment of each employee of the Company is terminable at will without any liability to Company or the Parent. No officer, director, or authorized agent of the Company has made any written or oral statements or representations or distributed any written material to any employees of the Company regarding post-Closing employment or terms of employment.

(x) The Company is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. The Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business. There has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company. The Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the Agreement Date.

2.17 Insurance. Section 2.17 of the Company Disclosure Letter sets forth the insurance policies and bonds maintained by the Company as of the date hereof other than insurance policies that are part of Company Employee Plans. The Company has made available to Acquiror a true and correct copy of each such policy and bond, and all of such policies and bonds are in full force and effect. There is no claim pending under any of such policies or bonds by any Person. All premiums due and payable under all such policies and bonds have been paid and the Company is otherwise in material compliance with the terms of such policies and bonds.

2.18 Broker Fees. Except as set forth on Section 2.18 of the Company Disclosure Letter, the Company is not obligated for the payment of any fees or expenses of any investment banker, broker or finder in connection with the origin, negotiation, or execution of this Agreement or in connection with the consummation of the Merger or any other transaction contemplated by this Agreement.

2.19 Material Contracts.

(a) Section 2.19 of the Company Disclosure Letter contains a complete list of all Contracts (other than Company Employee Plans) to which the Company is a party to or bound and that fall within any of the following categories (each, a “Material Contract”):

(i) each Contract (x) involving payments to the Company in excess of $50,000 during the twelve (12) month period ended on May 31, 2013 or (y) under which the Company reasonably expects to receive payments in excess of $50,000 during the twelve (12) month period commencing June 1, 2013;

(ii) each Contract with a supplier or other vendor for the purchase of products or services (x) involving payments in excess of $50,000 during the twelve (12) month period ended on May 31, 2013 or (y) under which the Company reasonably expects to make payments in excess of $50,000 during the twelve (12) month period commencing June 1, 2013;

(iii) each Contract involving the grant by the Company to any Person of an exclusive license under Company Owned Intellectual Property, which grant is not terminable at the Company’s election;

(iv) each Contract involving the grant by any Person of an exclusive license of Intellectual Property to the Company;

(v) each Contract described in Section 2.9, including (x) any Contract containing a noncompetition, nonsolicitation, “most-favored-nations” pricing or exclusivity agreement or (y) any other arrangement that would prevent, materially restrict or materially limit the Company from carrying on its business in any manner or in any geographic location;

(vi) each Contract evidencing or otherwise relating to Indebtedness of the Company (other than trade payables in the ordinary course of business);

(vii) each Contract affecting the ownership of, leasing of, title to, use of or any leasehold or other interest in, any real or personal property of the Company, including the granting of security interests by the Company, other than Kiosk Leases and personal property leases having a value per item or aggregate payments of less than $30,000;

(viii) each Contract with any labor union or other employee representative of a group of employees relating to wages, hours or other conditions of employment;

(ix) each Contract involving any joint venture, partnership or limited liability company agreement involving a sharing of profits, losses, costs, Taxes or other liabilities by the Company with any other Person or that provides for the payment of referral fees or bounties;

(x) each Contract containing an effective power of attorney, agency or similar authority granted by the Company;

(xi) each Contract containing or providing for an express undertaking by the Company to be responsible for consequential, special or liquidated damages or to indemnify any other party that may result in liability to the Company in excess of $30,000, other than such customary undertakings or indemnification obligations that may be included in Contracts (including Kiosk Leases) entered into in the ordinary course of the Company’s business consistent with past practice;

(xii) each Contract involving the settlement, release, compromise or waiver of any of the Company’s material rights, claims, obligations, duties or liabilities;

(xiii) each Contract under which the Company has loaned to, or made an investment in, or guaranteed the obligation of, any Person;

(xiv) each Contract containing any obligation of confidentiality or nondisclosure between the Company and any other Person for the benefit of the Company or such other Person, other than those entered into in the ordinary course of business consistent with past practices;

(xv) each Contract relating to any interest rate, currency or commodity derivatives or hedging transaction; and

(xvi) each Contract with a Governmental Entity.

(b) True, correct and complete copies of each Material Contract in existence on the date hereof (including all schedules, exhibits and amendments thereto) have been provided to Acquiror prior the Agreement Date. Each Material Contract is in full force and effect and, assuming such Material Contract constitutes the valid and binding obligation of the other party thereto, is valid, binding and enforceable against the Company in accordance with its terms, except in each case as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Legal Requirements affecting or relating to creditors’ rights generally and principles of equity. The Company is not in default under or in breach of any Material Contract (nor has any event occurred that, with notice or lapse of time, or both, would constitute a default thereunder by the Company), and to the Company’s Knowledge, no third party to any Material Contract is in default under or in breach of such Material Contract (nor, to the Company’s Knowledge has there occurred an event that, with notice or lapse of time, or both, would constitute a default by any such third party). The Company is not a party to any oral Contract that binds the Company to any material obligations. The Company has not received any written notification, or to the Knowledge of the Company any other notification, that any party to a Material Contract intends to cancel, terminate, refuse to perform, or refuse to renew (if such Material Contract is renewable) such Material Contract.

2.20 Bank Accounts. Section 2.20 of the Company Disclosure Letter sets forth a true and complete list of the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains safe deposit boxes or accounts.

2.21 International Trade Matters. The Company is in compliance with, and for the past three (3) years has not been, and is not and has not at any time during the past three (3) years been in material violation of, any International Trade Law. The Company has not received any written, or to the Company’s Knowledge any verbal, actual or threatened order, notice, or other communication from any Governmental Entity of any actual or potential violation or failure to comply with any International Trade Law.

2.22 Absence of Unlawful Payments. Neither the Company, nor any director, officer or employee of the Company, nor to the Knowledge of the Company any agent or other Person acting on behalf of the Company: (a) has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment; made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds or violated any provision of the Foreign Corrupt Practices Act; or (c) has accepted or received any unlawful contributions, payments, gifts or expenditures.

2.23 Resellers and Retailers. Section 2.23 of the Company Disclosure Letter sets forth: (a) an accurate and complete list of the top ten (10) resellers or remarketers to whom the Company sells its devices, based on the revenue from such resellers or remarketers during the twelve (12) month period ended May 31, 2013, showing the approximate total revenues from each such reseller or remarketer during such twelve (12) month period, and (b) an accurate and complete list of the top ten (10) retailers or mall operators with whom the Company places its Kiosks, based on the revenue derived from such Kiosks during the twelve (12) month period ended May 31, 2013, showing the percentage of the Company’s total revenues derived from each such retailer or mall operator during such twelve (12) month period. No reseller or remarketer, named on Section 2.23 of the Company Disclosure Letter has during the last twelve (12) months materially decreased or materially limited, or threatened to materially decrease or materially limit, its purchase of the Company’s devices. No retailer or mall operator named on Section 2.23 of the Company Disclosure Letter has during the last twelve (12) months materially decreased or limited its business with the Company. The Company has not received any written notice, and to the Knowledge of the Company as of the Agreement Date based solely on written communications between the Company and the customers or suppliers named on Section 2.23 of the Company Disclosure Letter, no circumstance exists that would reasonably be expected to cause the Company to expect, that any Person named on Section 2.23 of the Company Disclosure Letter intends to discontinue, suspend or materially decrease its business relationship with the Company. Since December 31, 2011 through the date of this Agreement, there has not been any material dispute with or claim by any Person named on Section 2.23 of the Company Disclosure Letter concerning the purchase of the Company’s devices or the use or placement of Kiosks.

2.24 Data Protection. The Company is and at all times since January 1, 2010 has been in compliance with all applicable Legal Requirements, applicable industry standards and Company published privacy policies and Company-internal privacy policies and guidelines relating to privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer, disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and third parties), except as would not, individually or in the aggregate, be material to the Company. The Company has taken commercially reasonable measures to ensure that personally identifiable information collected by or on behalf of the Company is protected against loss, damage, and unauthorized access, use, modification, or other misuse. All such personally identifiable information is in the possession of the Company or is retained on behalf of the Company by third party vendors in the United States. The Company has made available to Acquiror complete and correct copies of all Contracts with third party vendors whose primary purpose is to process, use, store or otherwise retain such personally identifiable information. To the Knowledge of the Company, (a) there has been no material loss, damage, or unauthorized access, use, modification, or other misuse of any personally identifiable information collected by or on behalf of the Company, and (b) no Person (including any Governmental Entity) has made any claim or commenced any action, cause of action, suit, demand, inquiry, proceeding, audit or investigation with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such personally identifiable information by the Company). Section 2.24 of the Company Disclosure Letter identifies each customer privacy policy (and the applicable effective dates for such policy) that has been or is applicable to the Company, its Kiosks and its websites. The Company has made available to Acquiror complete and correct copies of all such privacy policies. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby complies with the applicable privacy policies of the Company and in all material respects with all Legal Requirements relating to privacy and data security.

2.25 Information Technology. The Company has taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the Company (including such data and information that is stored on magnetic or optical media in the ordinary course of business) in a commercially reasonable attempt to avoid disruption or interruption to the business of the Company. The Company has in place commercially reasonable disaster recovery and business continuity plans and procedures.

2.26 Books and Records. The Company has furnished to Acquiror accurate and complete copies of (a) the Company Certificate of Incorporation and the Company bylaws as in effect on the Agreement Date, (b) minute books, and (c) stock transfer records. Such stock transfer records accurately reflect all the issuances, transfers, repurchases and cancellations of shares of capital stock of the Company. The Company has made available to Acquiror true and complete copies of each document listed in the Company Disclosure Letter.

2.27 No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE II, the Company makes no express or implied representation or warranty with respect to the Company or any of its Affiliates or with respect to any other information provided, or made available, to Acquiror or any of its Affiliates or Representatives in connection with the transactions contemplated hereby. The Company disclaims any and all other representations and warranties other than those contained in this ARTICLE II, whether express or implied.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB

Acquiror represents and warrants to the Company the following as of the date hereof:

3.1 Organization, Standing and Power. Each of Acquiror and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquiror nor Sub is in material violation of any of the provisions of their respective certificates of incorporation, bylaws or similar organizational documents. Each of Acquiror and Sub have the full corporate power to own, lease and operate their properties and to conduct their business as currently conducted.

3.2 Authority; Noncontravention.

(a) Each of Acquiror and Sub has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which they are party and to consummate the transactions contemplated hereby. The execution, delivery and performance by Acquiror and Sub of this Agreement and the other Transaction Documents to which they are party and the consummation by Acquiror and Sub of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Acquiror and Sub and, effective immediately after the execution of this Agreement by Sub, the sole stockholder of Sub has adopted this Agreement and approved the Merger and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquiror and Sub and, assuming this Agreement constitutes the valid and binding obligation of the other parties hereto, constitutes the valid and binding obligation of Acquiror and Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Legal Requirements affecting or relating to creditors’ rights generally and principles of equity. At the Closing, the Transaction Documents to be executed and delivered by Acquiror and Sub will constitute the valid and binding obligations of Acquiror and Sub, enforceable against Acquiror and Sub in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Legal Requirements affecting or relating to creditors’ rights generally and principles of equity.

(b) The execution and delivery by Acquiror and Sub of this Agreement and the other Transaction Documents to which they are party do not, and neither the consummation of the transactions contemplated hereby nor compliance by Acquiror or Sub with any provisions of this Agreement will, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of their respective certificates of incorporation, bylaws or similar organizational documents, or (ii) any Contract or Legal Requirement applicable to Acquiror, Sub or any of their respective material properties or assets, except in the case of clause (ii), where such conflict, violation, default, termination, cancellation or acceleration would not be materially adverse to Acquiror’s or Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement or the other Transaction Documents to which they are party.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, as provided in Section 1.5, (ii) such filings as may be required under applicable state securities laws, stock exchange regulations and the securities laws of any foreign country, (iii) such filings and notifications as may be required to be made in connection with the Merger under the HSR Act or applicable foreign Antitrust Laws and the expiration or early termination of applicable waiting periods under the HSR Act or applicable foreign Antitrust Laws, and (iv) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be materially adverse to Acquiror’s or Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement or the other Transaction Documents to which they are party.

3.3 No Prior Sub Operations. Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.4 Sufficient Funds. Acquiror has access to as of the Agreement Date, and shall have on hand on the Closing Date, sufficient funds to enable Acquiror to consummate the transactions contemplated hereby, including payment of the Merger Consideration and fees and expenses of Acquiror relating to the transactions contemplated hereby. Acquiror’s obligations under this Agreement are not subject to any conditions regarding Acquiror’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, except as is necessary to ensure that the Company complies with applicable Legal Requirements and its obligations under this Agreement, or as set forth on Section 4.2 of the Company Disclosure Letter, the Company will (a) conduct its business in all material respects in the ordinary course consistent with past practices and (b) use commercially reasonable efforts to preserve its relationships with customers and others having business dealings with it and keep available the services of its current officers and employees.

4.2 Restrictions on Conduct of Business of the Company. Without limiting the generality of Section 4.1, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, except as is necessary to ensure that the Company complies with applicable Legal Requirements, this Agreement, or as Acquiror shall otherwise consent in advance in writing (such consent not to be unreasonably withheld, conditioned or delayed), or as set forth on Section 4.2 of the Company Disclosure Letter, the Company shall not do any of the following:

(a) Charter Documents. Cause or permit any amendments or waivers to the Company Certificate of Incorporation or its bylaws;

(b) Dividends; Changes in Capital Stock. Declare, set aside, or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock (or other equity interests), or split, sub-divide, combine or reclassify any of its capital stock (or other equity interests) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (or other equity interests), or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock (or other equity interests) except the repurchase of Company Common Stock from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service as in effect on the Agreement Date;

(c) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of any shares of capital stock (or other equity interests) of the Company or any other Person or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares (or other interest) or other convertible securities, other than the issuance of shares of Company Capital Stock pursuant to the exercise in accordance with their terms of Company Options or Company Warrants outstanding as of the Agreement Date;

(d) Dispositions. Sell, lease, license or otherwise dispose of any of its material properties or assets (including any Company Intellectual Property or Kiosks), other than sales of inventory in the ordinary course of business consistent with its past practice, or fail to take any action necessary to preserve the validity of any Company Intellectual Property;

(e) Indebtedness. Incur Indebtedness in excess of $10,000,000 in the aggregate, or incur any extraordinary obligation or liability, or guarantee any Indebtedness or performance of any obligation or liability of any Person, or issue or sell any debt securities, assume, endorse, or otherwise become liable or responsible (whether directly, contingently, or otherwise) for the obligations of any other Person;

(f) Capital Expenditures. Other than the purchase of Kiosks, make any capital expenditures, capital additions or capital improvements in excess of $250,000 in the aggregate;

(g) Insurance. Materially reduce the amount of any insurance coverage naming the Company as a beneficiary or loss payee, or affirmatively cancel or terminate such insurance;

(h) Employee Benefit Plans; Severance; Pay Increases. (i) adopt, amend, terminate, extend or renew any Company Employee Plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Legal Requirements or as necessary to maintain the qualified status of such plan under the Code, or (ii) pay any bonus to any employee, non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants (other than in the ordinary course of business consistent with past practice or pursuant to any Company Employee Plan or Contract in effect on the Agreement Date); provided that the Company may hire employees with annual salaries less than $75,000 in the ordinary course of business consistent with past practice.

(i) Lawsuits; Settlements. Commence a lawsuit other than (i) for a breach of, or with respect to enforcement of, this Agreement or (ii) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, but subject in such cases to the prior consultation with Acquiror; or settle or agree to settle any litigation to which the Company is a party to which is pending as of the Agreement Date or threatened or commenced thereafter;

(j) Forgiveness of Obligations. Forgive, cancel or defer any Indebtedness or waive any claim or rights of material value (including any Indebtedness owing by any Company Securityholder, officer, director or employee);

(k) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company’s current business; or make any other acquisition of a material amount of assets outside of the ordinary course of business consistent with past practice;

(l) Material Contracts. Enter into, amend, terminate or waiver any material rights under, any Contract that, if in existence as of the Agreement Date would have required such Contract to be listed in Section 2.19 of the Company Disclosure Letter;

(m) Accounting. Change accounting methods or practices or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP or Legal Requirements;

(n) Taxes. Make or change any material Tax election, adopt or change any Tax accounting method, enter into any closing agreement or Tax ruling, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or surrender any right to claim a Tax refund;

(o) Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any material assets or properties of the Company;

(p) Liquidation; Reorganization. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(q) New Kiosks. Enter into any retailer or landlord contract for Kiosks with monthly lease payments in excess of $1,000 per Kiosk or with a fixed term of 18 months or longer; or

(r) Other. Take or agree or otherwise to take, any of the actions described in clauses (a) through (q) in this Section 4.2.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Stockholder Consent.

(a) The Company shall use its reasonable best efforts to obtain, as soon as reasonably practicable after the execution of this Agreement, the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby by written consent of the Company Stockholders (the “Stockholder Consent”). The Stockholder Consent shall evidence the Requisite Approval and be in the form attached hereto as Exhibit I, and shall be irrevocable with respect to all shares of Company Capital Stock owned beneficially or of record by the consenting Company Stockholders or as to which they have, directly or indirectly, the right to vote or direct the voting thereof. In connection therewith, the Company shall permit Acquiror and its counsel to review, at least two (2) Business Days prior to distribution to the Company Stockholders, any materials which the Company may send to the Company Stockholders in order to obtain the Stockholder Consent and will consider in good faith the comments of Acquiror to such materials; provided that such review shall not materially impede the timing of the Company’s delivery of such materials.

(b) Within ten (10) days after the date on which the Company obtains the Stockholder Consent, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every Company Stockholder that did not execute the Stockholder Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of Delaware Law and in the best interests of the Company Stockholders and approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) provide the Company Stockholders to whom it is sent with notice of the actions taken in the Stockholder Consent, including the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 228(e) of Delaware Law and the bylaws of the Company and (iii) notify such Company Stockholders of their appraisal rights pursuant to Section 262 of Delaware Law.

(c) The Company shall comply with all obligations it may have to deliver notice of the Merger and the transactions contemplated hereby to each of the Company Securityholders, including pursuant to its Certificate of Incorporation and any Contract, or shall otherwise obtain a waiver of such notice obligations from the applicable Company Securityholders.

(d) As soon as practicable after the Agreement Date, and in any event within ten (10) days after the Agreement Date, the Company shall send to each holder of Company Options notice of the Merger and the transactions contemplated hereby, which notice shall inform each holder of Company Options of (i) the impact of the Merger on Company Options and Company Capital Stock (including with respect to the Tax treatment thereof) and (ii) such holder’s ability to exercise its Company Options prior to the Closing, and shall include an election form for the exercise thereof. In connection therewith, at least two (2) Business Days prior to the distribution of such notice, the Company shall permit Acquiror and its counsel to review such notice and shall consider in good faith the comments of Acquiror to such materials; provided that such review shall not materially impede the timing of the Company’s delivery of such materials.

5.2 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquiror and the Company have previously executed a Mutual Confidentiality Agreement dated January 24, 2011 (the “Confidentiality Agreement”) which shall continue in full force and effect in accordance with its terms.

(b) The Company and Acquiror will consult with each other and agree before issuing any press release, making any public statement, or otherwise making any disclosure with respect to the terms of this Agreement or the transactions contemplated hereby or the use of either party’s name, and will not issue any such press release or make any such public statement or other disclosure prior to such mutual agreement, except to the extent necessary in order to comply with (i) the Company’s obligation to obtain the consents and approvals of third parties contemplated by this Agreement, and (ii) applicable Legal Requirements or any applicable listing agreement with a national securities exchange. At all times before and after the Closing, the Securityholders’ Representative shall not make any statements to any third party with respect to this Agreement or the transactions contemplated hereby, or disclose to any third party any of the Company’s or Acquiror’s confidential information; provided, however, that the foregoing shall not apply to disclosures by the Securityholders’ Representative (x) to the Effective Time Holders or any employees, consultants, legal or financial advisors of the Securityholders’ Representative or (y) to the extent necessary in order to comply with applicable Legal Requirements.

5.3 Regulatory Approvals.

(a) If not filed prior to the date of the Agreement, the Company shall no later than two (2) Business Days following the execution of this Agreement, make the initial filing required from the Company under the HSR Act in connection with the consummation of the Merger and the other transactions contemplated hereby. Acquiror shall pay all filing fees associated with the above filings, applications, or notifications. The Company shall use commercially reasonable efforts to obtain, and to cooperate with Acquiror to promptly obtain, all authorizations, approvals, clearances, consents, actions, or non-actions of any Governmental Entity in connection with the above filings, applications, or notifications and, for further clarity, each of the Company and Acquiror shall request early termination of any waiting periods associated with such filings, applications or notifications. The Company shall promptly inform Acquiror of any material communication between the Company (including its representatives, counsel, or consultants) and any Governmental Entity regarding any of the transactions contemplated hereby. If the Company or any Affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the Merger or the other transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views and input of Acquiror.

(b) If not filed prior to the date of the Agreement, Acquiror shall no later than two (2) Business Days following the execution of this Agreement, make the initial filing required from the Company under the HSR Act in connection with the consummation of the Merger and the other transactions contemplated hereby. Acquiror shall pay all filing fees associated with the above filings, applications, or notifications. Acquiror shall use commercially reasonable efforts to obtain all authorizations, approvals, clearances, consents, actions, or non-actions of any Governmental Entity in connection with the above filings, applications, or notifications. Acquiror shall promptly inform the Company of any material communication between Acquiror (including its representatives, counsel, or consultants) and any Governmental Entity regarding any of the transactions contemplated hereby. If Acquiror or any Affiliate of Acquiror receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then Acquiror shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Acquiror shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views and input of the Company.

(c) The Company and Acquiror shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and, to the extent permissible, promptly furnish the other with copies of notices or other communications between the Company (including its representatives and counsel) or Acquiror (including its representatives, counsel and Subsidiaries), as the case may be, and any third party and/or Governmental Entity with respect to such transactions. The Company and Acquiror shall keep each other timely appraised of any inquiries or requests for additional information from any

Governmental Entity pursuant to any Antitrust Law, to the extent permissible and shall use its commercially reasonable efforts to comply promptly with any such inquiry or request. The Company, on the one hand, and Acquiror, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, to the extent permissible, and consider in good faith the views and input of the other party in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement. Each of the Company, on the one hand, and Acquiror, on the other hand, agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(d) If any administrative or judicial action or proceeding (each a “Proceeding”) is instituted or threatened to be instituted, or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an “Order”) is entered or threatened to be entered, in each case challenging the consummation of the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, the parties shall use commercially reasonable efforts (including through litigation) to contest, avoid, vacate, modify, or suspend each such Proceeding or Order, including through litigation. Notwithstanding the foregoing, (i) in no event shall Acquiror be required to (and the Company shall not, without Acquiror’s consent): (x) propose, proffer to, commit to or effect, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or other disposition of any assets, permits, rights, licenses, operations, businesses or interests therein of the Company, Acquiror or any of its Affiliates, or (y) otherwise take or commit to take any action that would limit the freedom of the Company, Acquiror or any of its Affiliates with respect to, or any of their ability to retain (without modification), any of their respective assets, permits, rights, licenses, operations, businesses or interests therein, and (ii) nothing in this Section 5.3 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) if such party has, until such date, complied in all respects with its obligations under this Section 5.3.

5.4 Commercially Reasonable Efforts; Notice of Certain Events.

(a) Subject to the limitations set forth in Section 5.3, each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in ARTICLE VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

(b) Each of Acquiror, the Company and the Securityholders’ Representative shall promptly notify the other parties of: (i) any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, or that any compensation or other benefit is due to be paid to such Person on the basis of any of the transactions contemplated by this Agreement, other than payments expressly provided for herein, (ii) any notice or other communication from any Governmental Entity received by such party in connection with the transactions contemplated by this Agreement, (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company that relate to the consummation of the transactions contemplated by this Agreement, (iv) any inaccuracy of any representation or warranty made by such party in this Agreement at any time during the term hereof that would reasonably be expected to cause the conditions set forth in Section 6.2(a) or Section 6.3(a), as the case may be, not to be satisfied; and (v) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(c) The Company shall use commercially reasonably efforts to obtain all third party consents from, and to deliver the notices to, each of the parties (other than the Company) to the applicable Contracts listed on Schedule 5.4 in forms reasonably acceptable to Acquiror.

5.5 Access to Information.

(a) During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (a) the Company shall, and shall cause its officer and employees to, afford Acquiror and its accountants, counsel and other representatives, reasonable access upon reasonable advance notice during business hours to (i) all of the Company’s properties, books, Contracts, and records and (ii) other information concerning the business, properties and personnel of the Company as Acquiror may reasonably request; provided, that such access shall be at Acquiror’s sole expense; provided, further, the Company shall not be required to provide Acquiror or its agents with access to any files, books, records or information where such access would (A) waive any privileges or protections under applicable Legal Requirements, (B) violate any Legal Requirements concerning privacy rights applicable to employees or (C) violate the terms of any nondisclosure or similar Contract with any third party (provided, that in each case, the Company shall use its commercially reasonable efforts to provide Acquiror with access to such information to the fullest extent practicable without risking loss of privilege or protections under such Legal Requirement, privacy right or Contract, including, for example, providing for such information to be reviewed by counsel for Acquiror on terms reasonably acceptable to counsel for the Company). Without limiting the foregoing but except as set forth on Section 5.5(a) of the Company Disclosure Letter, the Company will use its commercially reasonable efforts to (i) make inventors of Company Owned Intellectual Property, and Company counsel involved in the preparation and prosecution of patent applications for the Company, available for interview, upon reasonable advance notice during business hours, by Acquiror and its counsel and other representatives, and (ii) cooperate with Acquiror in causing such inventors and Company counsel to execute and deliver such affidavits, declarations and other documents as Acquiror may reasonably request pertaining to the creation, prosecution ownership and recordation of Company Owned Intellectual Property.

(b) For a period of six (6) years from and after the Closing, Acquiror will make or cause to be made available (including by electronic means, to the extent available) to the Securityholders’ Representative all books, records, Tax Returns and documents of the Company (and the assistance of employees responsible for such books, records and documents or whose participation is reasonably necessary or desirable in connection therewith) as may be reasonably necessary for (i) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Third Party Claim or (ii) such other purposes for which access to such documents is reasonably necessary for the Securityholders’ Representative to conduct its duties hereunder; provided, however, that any such access or furnishing of information shall be during the Company’s normal business hours, under the supervision of Acquiror’s personnel and in such a manner as not to interfere with the normal operations of Acquiror or the Company.

5.6 Expenses. Whether or not the Merger is consummated, subject to the provisions of Section 5.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

5.7 Continuing Employee Benefits. Subject to any agreement between Acquiror or its Affiliates and any Continuing Employee, Acquiror shall: (a) until December 31, 2013, provide, or cause its Affiliates to provide, Continuing Employees with employee benefits that are not substantially less favorable, in the aggregate, than the employee benefits provided to similarly situated employees of Acquiror or, at Acquiror’s option, to the employee benefits provided to such individuals by the Company immediately prior to the Closing; (b) use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Acquiror or its Affiliates extended to Continuing Employees to be waived with respect to Continuing Employees and their eligible dependents (to the extent satisfied under the analogous Company Employee Plan); and (c) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of eligibility to participate and vesting credit, but not for purposes of benefit accrual or entitlement (other than with respect to vacation, sick leave and similar paid time off benefits), but only to the extent such service is recognized for similar purposes under the analogous Company Employee Plan and does not result in duplication of benefits and excluding benefits where the terms of the applicable plan and/or rules prohibit it. Nothing in this Section 5.7, whether express or implied, shall confer upon any Continuing Employee or any other Person any rights or remedies, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.7. No provision of this Section 5.7 is intended to modify, amend or create (or require the modification, amendment or creation of) any employee benefit plan of the Company, the Surviving Corporation, Acquiror or any of their respective Affiliates.

5.8 Tax Matters.

(a) Transfer Taxes. One-half of all transfer, documentary, sales, use, stamp, registration value added and other substantially similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transaction contemplated hereby (collectively, “Transfer Taxes”) shall be paid by Acquiror, on the one hand, and the Effective Time Holders, on the other hand, when due, and Acquiror and the Securityholders’ Representative will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

(b) Tax Returns. Acquiror shall prepare and file, or shall cause to be prepared and filed, all Tax Returns of the Company to be filed for any Tax period ending on or before the

Closing Date (the “Pre-Closing Tax Period”) which are filed after the Closing Date (including any delinquent property and other Tax Returns), and timely pay all Taxes shown as due on such Tax Returns, subject to Acquiror’s right to indemnification for Pre-Closing Taxes hereunder; provided that Acquiror shall provide each such Tax Return to the Securityholders’ Representative for review and comment at least fifteen (15) Business Days prior to the date on which such Tax Return is to be filed, shall make any revisions as are reasonably requested by the Securityholders’ Representative to each such Tax Return and shall not file or cause to be filed any such Tax Return without the prior written consent of the Securityholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed). Any amount of Pre-Closing Taxes shown on such Tax Returns which is not reflected on the Closing Certificate and not taken into account in computing finally determined Company Net Working Capital shall be funded from the Indemnity Escrow Account (if available). Acquiror shall prepare and file, or shall cause to be prepared and filed, all Tax Returns of the Company to be filed for any Tax period of the Company that includes (but does not end on) the Closing Date (a “Straddle Period”); provided that Acquiror shall provide each such Tax Return to the Securityholders’ Representative for review and comment at least fifteen (15) Business Days prior to the date on which such Tax Return is to be filed, shall make any revisions as are reasonably requested by the Securityholders’ Representative to each such Tax Return and shall not file or cause to be filed any such Tax Return without the prior written consent of the Securityholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed). Any amount of Pre-Closing Taxes shown on such Tax Return which is not reflected on the Closing Certificate and not taken into account in computing finally determined Company Net Working Capital shall be funded from the Indemnity Escrow Account (if available) not later than five (5) Business Days before the filing of any such Tax Return for a Straddle Period. All Tax Returns described in this Section 5.8(b) shall be prepared in a manner that is consistent with the past practice of the Company, except as required by applicable Legal Requirements. The parties hereto agree that any Tax Return that includes the Closing Date shall reflect, without limitation, any allowable deduction attributable to amounts paid or properly accrued by the Company on or before the Closing Date. Except as required by applicable Legal Requirements, Acquiror and the Surviving Corporation shall not file, or cause to be filed, any restatement or amendment of, modification to, or claim for refund relating to, any Tax Return of the Company for any Tax period that begins prior to the Closing Date (regardless of whether such Tax periods ends prior to the Closing Date) without the prior written consent of the Securityholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Cooperation on Tax Matters. Acquiror, the Company and the Securityholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any action or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such action or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquiror, the Company and the Securityholders’ Representative agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Tax Period and any Straddle Period until the expiration of the applicable statute of limitations (and, to the extent notified by Acquiror, any extensions thereof), and to abide by all record retention agreements entered into with any Governmental Entity and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Acquiror, the Company and the Securityholders’ Representative, as the case may be, shall allow the other party to take possession of such books and records at such other party’s expense. Acquiror and the Securityholders’ Representative further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d) Tax Claims. If, subsequent to the Closing, any of Acquiror, the Company or the Securityholders’ Representative receives notice of a claim by any Tax Authority that, if successful, might result in an indemnity payment hereunder (a “Tax Claim”), then within five (5) Business Days after receipt of such notice, Acquiror, the Company or the Securityholders’ Representative, as the case may be, shall give written notice of such Tax Claim to the other parties. The Securityholders’ Representative shall have the right to control the conduct and resolution of any Tax Claim relating to a Pre-Closing Tax Period; provided, however, that the Securityholders’ Representative shall keep Acquiror informed of all developments on a timely basis and shall not resolve any such Tax Claim without Acquiror’s written consent, which shall not be unreasonably withheld, conditioned or delayed; and provided, further, that Acquiror shall have the right to participate in the conduct and resolution of any such proceeding with counsel of its choice and at its sole cost and expense (on behalf of the Effective Time Holders). If the Securityholders’ Representative elects not to control the conduct and resolution of any Tax Claim relating to a Pre-Closing Tax Period, the Securityholders’ Representative shall notify Acquiror in writing and Acquiror shall have the right to control the conduct and resolution of such Tax Claim; provided, however, that Acquiror shall keep the Securityholders’ Representative informed of all developments on a timely basis and Acquiror shall not resolve such Tax Claim in a manner that would reasonably be expected to have an adverse impact on the Indemnifying Persons indemnification obligations under this Agreement without Securityholders’ Representative’s written consent, which shall not be unreasonably withheld, conditioned or delayed; and provided, further, that the Securityholders’ Representative shall have the right to participate in the conduct and resolution of any such proceeding with counsel of its choice and at its sole cost and expense. Acquiror shall have the right to control the conduct and resolution of any Tax Claim relating to a Straddle Period; provided, however, that Acquiror shall keep the Securityholders’ Representative informed of all developments on a timely basis and Acquiror shall not resolve such Tax Claim in a manner that would reasonably be expected to have an adverse impact on the Indemnifying Persons indemnification obligations under this Agreement without Securityholders’ Representative’s written consent, which shall not be unreasonably withheld, conditioned or delayed. The provisions of this Section 5.8 shall govern the audit of any Tax Return for, or any other matter related to (including a breach of representations and warranties related to Taxes), any Tax period ending on or prior to the Closing Date and for any Straddle Period.

(e) Refunds. Any refunds of Taxes with respect to any Pre-Closing Tax Period, excluding any refunds of Taxes reflected on the final Closing Certificate and specifically taken into account in computing final Closing Net Working Capital, that are received by Acquiror or the Surviving Corporation after the Closing Date, (any such refund, a “Pre-Closing Tax Refund”), shall be for the account of the Effective Time Holders (other than the holders of

Excluded Shares), and Acquiror shall pay over to the Exchange Agent for the benefit of the Effective Time Holders (other than the holders of Excluded Shares) and the Company’s payroll processor (for the benefit of the holders of Company Options) any such Pre-Closing Tax Refund (net of any reasonable expenses or costs incurred by Acquiror in connection with obtaining such Pre-Closing Tax Refund and less the Acquiror Pro Rata Share of such Pre-Closing Tax Refund) within fifteen (15) days after receipt thereof. Acquiror shall cooperate with the Securityholders’ Representative in obtaining such refunds, including through the filing of amended Tax Returns or refund claims.

(f) Any payments under this Section 5.8 shall be treated by all parties as adjustments to the Merger Consideration.

(g) In the case of a Straddle Period, (i) the amount of any Taxes for the portion of such Straddle Period through the end of the Closing Date shall (i) in the case of ad valorem or similar property Taxes, be deemed to be the total amount of such Taxes for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period up to and including the Closing Date, and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of any other Taxes, be determined based on an interim closing of the books as of the close of business on the Closing Date.

(h) Before the Effective Time, the Company shall (i) submit to all Persons entitled to vote (within the meaning of the Treasury Regulations under Section 280G of the Code) the material facts concerning all payments and benefits that Acquiror reasonably believes, in the absence of shareholder approval of such payments and benefits, could be “parachute payments” within the meaning of Section 280G(b)(2) of the Code (“Parachute Payments”), in form and substance reasonably satisfactory to Acquiror and its counsel, which will satisfy all requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, and (ii) solicit the approval and consent of all such Persons with respect to the Parachute Payments.

5.9 Directors’ and Officers’ Insurance.

(a) For a period of six (6) years from and after the Closing Date, Acquiror and the Surviving Corporation agree to indemnify (including advancement of expenses) and hold harmless all past and present officers and directors of the Company to the same extent such persons are indemnified by the Company as of the date of this Agreement pursuant to the Company’s organizational documents, any applicable employment agreements or indemnification agreements or under applicable Legal Requirements for acts or omissions which occurred at or prior to the Effective Time. The Surviving Corporation’s certificate of incorporation and bylaws shall contain provisions with respect to indemnification and exculpation that are at least as favorable to the past and present officers and directors of the Company as those provisions contained in the Company Certificate of Incorporation and Company bylaws in effect on the date hereof, and such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years in any manner that would adversely affect the rights of the past and present officers and directors of the Company.

(b) As of the Closing Date, the Company shall have obtained and prepaid in full, and Acquiror or the Surviving Corporation shall maintain in effect for a period of six (6) years from and after the Effective Time, an officers’ and directors’ liability insurance policy with respect to acts or omissions occurring at or prior to the Effective Time covering each past and present officer and member of the Board of Directors of the Company who is currently covered by the Company’s officers’ and directors’ liability insurance policy. The cost of obtaining such insurance policy shall be included as a Transaction Expense.

(c) If Acquiror, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

(d) The provisions of this Section 5.9 are intended for the benefit of, and shall be enforceable by, all past and present officers and directors of the Company and his or her heirs and representatives. The rights of all past and present officers and directors of the Company under this Section 5.9 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract, applicable Legal Requirements or otherwise.

5.10 No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, directly or indirectly, (i) solicit, knowingly encourage, initiate or otherwise knowingly facilitate any proposals regarding a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, or other similar transaction involving the Company other than the transactions contemplated by this Agreement (any of the foregoing proposals an “Acquisition Proposal”), (ii) engage or participate in negotiations or discussions concerning, or provide any Person with any non-public information regarding the Company with respect to, an Acquisition Proposal, or (iii) agree to, enter into, accept, approve or recommend the adoption of, any Acquisition Proposal. Each of the Company and its Affiliates shall (and shall cause its Representatives to) cease immediately any and all discussions or negotiations with any Person (other than Acquiror and its Representatives) regarding any Acquisition Proposal.

(b) Notwithstanding the foregoing, if prior to the receipt of the Stockholder Consent, the Company receives a bona fide, unsolicited written Acquisition Proposal from a third party that did not result from a breach of this Section 5.10, the Company shall, following prompt notice to Acquiror with respect thereto, be entitled to participate or engage in discussions or negotiations regarding such Acquisition Proposal, and may provide or furnish information to any Person relating to such Acquisition Proposal subject to a confidentiality agreement which does not prohibit the Company from complying with its obligations pursuant to this Section 5.10, if (i) the Company Board (or the applicable committee thereof) determines in good faith (after consultation with its financial advisor and outside counsel) that such Acquisition Proposal is, or could reasonably be expected to result in or lead to, a Superior Proposal and (ii) the Company Board (or the applicable committee thereof) determines in good faith (after consultation with its outside counsel) that the failure to take such action could reasonably be determined to constitute a breach of the fiduciary duties of the Company Board to the Company Stockholders under applicable Legal Requirement.

(c) Notwithstanding the provisions of Section 5.10(a), at any time prior to the receipt of the Stockholder Consent, the Company Board (or the applicable committee thereof) may withdraw (or amend or modify in a manner adverse to Acquiror or Sub), or publicly propose to withdraw (or amend or modify in a manner adverse to Acquiror or Sub), the recommendation or declaration of advisability by the Company Board of this Agreement, the Merger or the transactions contemplated hereby; provided that the Company Board (or the applicable committee thereof) determines in good faith (after receiving the advice of its outside counsel) that the failure to take such action could reasonably be determined to constitute a violation of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirement; provided, further with respect to a Change of Recommendation relating to a Superior Proposal, that if: (i) a Superior Proposal is received by the Company, and not withdrawn, (ii) the Company shall have provided written notice to Acquiror advising Acquiror that the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person or entity making such Superior Proposal, (iii) Acquiror shall not, within five (5) Business Days of its receipt of such notice, have made an offer that the Company Board by a majority vote thereon determines in its good faith judgment, after consultation with the Company’s financial advisors, to be at least as favorable to the Company’s stockholders as such Superior Proposal (it being agreed that the Company Board shall promptly following the receipt of any such offer from Acquiror convene a meeting at which it will consider such offer in accordance with this clause (iii)), (iv) the Company shall not have materially violated any of the provisions of this Section 5.10, and (v) the Company Board (or the applicable committee thereof) determines in good faith (after consultation with outside counsel) that the failure to take such action could reasonably be determined to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirement. The Company shall provide Acquiror with at least three (3) Business Days’ prior notice (or such lesser prior notice as is provided to the members of the Company Board, but in no event less than 24 hours’ prior notice) of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Acquisition Proposal or to determine whether any such Acquisition Proposal is a Superior Proposal.

5.11 Certain Additional Actions. Each of the Company and Acquiror agree to effect the actions contemplated in Schedule 5.11 on or prior to the Closing Date.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Illegality. No temporary restraining order, preliminary or permanent injunction, order, decree, writ, ruling or award issued by any court or other Governmental Entity of competent authority preventing the consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect, and no Legal Requirement shall have been enacted, entered, enforced or deemed applicable to the Merger, which prohibits the consummation of the Merger or the other transactions contemplated by this Agreement (collectively, “Restraints”).

(b) Regulatory Approvals. The waiting period (and any extension thereof) applicable under the HSR Act with respect to the consummation of the transactions contemplated hereby shall have expired or been terminated, and any applicable waiting period or approvals under the competition, antitrust or investment laws of other jurisdictions (other than the United States) shall have expired, been terminated or obtained.

(c) Stockholder Consent. The Company shall have obtained the Stockholder Consent in accordance with this Agreement and applicable Legal Requirements and the Stockholder Consent shall be in full force and effect.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. The representations and warranties of Acquiror and Sub in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such time (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be so true and correct with respect to such specified date).

(b) Covenants. Acquiror and Sub shall have performed and complied in all material respects with all covenants, obligations and agreements of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror, to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) Deposit of Estimated Merger Consideration At the Closing. On or prior to the Closing Date, Acquiror shall have (a) deposited with the Exchange Agent an amount equal to the portion of the Estimated Merger Consideration required to be paid by Acquiror pursuant to Section 1.4(a)(iv), and (b) deposited with the Escrow Agent an amount equal to the Combined

Escrow Amount (less the Acquiror Pro Rata Share of the Adjustment Escrow Amount and Indemnity Escrow Amount with respect thereto) and the Reserve, in each case in accordance with the terms of this Agreement.

(e) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments and other documents set forth in Section 1.4(a).

6.3 Additional Conditions to the Obligations of Acquiror and Sub. The obligations of Acquiror and Sub to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquiror and Sub and may be waived by Acquiror and Sub in writing in their sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 2.1 (Organization; Standing and Power), 2.2 (No Subsidiaries), 2.3 (Capitalization), 2.4(a) (Authority; Noncontravention) and 2.18 (Broker Fees) shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such time (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be so true and correct with respect to such specified date), and (ii) each of the other representations and warranties of the Company set forth in Article II shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or “Material Adverse Effect”, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such time (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be so true and correct with respect to such specified date).

(b) Covenants. The Company shall have performed and complied in all material respects with all covenants, obligations and agreements of this Agreement required to be performed and complied with by the Company at or prior to the Closing.

(c) No Material Adverse Effect. Since the Agreement Date, no Material Adverse Effect shall have occurred.

(d) Officer’s Certificate. Acquiror shall have received a certificate, dated as of the Closing Date and executed on behalf of the Company by a duly authorized officer of the Company, to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and 6.3(c) have been satisfied (the “Officer’s Certificate”).

(e) Receipt of Closing Deliveries. Acquiror shall have received each of the agreements, instruments and other documents set forth in Section 1.4(b).

(f) No Governmental Litigation. There shall not be pending before any court of competent jurisdiction any legal proceeding commenced by a United States Federal or State Governmental Entity that challenges or seeks (i) to restrain or prohibit the consummation of the

Merger or (ii) to prohibit or limit in any material respect Acquiror’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the Company Capital Stock to be acquired in the Merger.

(g) Required Consents. The consents and approvals set forth on Schedule 6.3(g) shall have been obtained and be in full force and effect, and a copy of each such consent or approval shall have been provided to Acquiror at or prior to the Closing.

(h) Appraisal Rights. Company Stockholders of not more than fifteen percent (15%) of the outstanding shares of Company Capital Stock as of immediately prior to the Effective Time, in the aggregate, shall either (i) have demanded or perfected appraisal rights, and not have effectively withdrawn or lost such appraisal rights, or (ii) continue to have a right to exercise or demand their appraisal rights.

(i) Letters of Transmittal; Surrender Forms; Notice. (i) Properly completed and duly executed Letters of Transmittal from Company Stockholders representing at least eighty percent (80%) of the Company Capital Stock outstanding immediately prior to the Effective Time shall have been received by the Exchange Agent, (ii) properly completed and duly executed Option Acknowledgment and Release Agreements from holders of Vested Company Options representing ninety percent (90%) of all Vested Company Options shall have been received by the Company, and (iii) reasonably satisfactory evidence that the Company has properly provided all notices required to cause each Company Warrant to be terminated at the Effective Time and either (x) deemed exercised or converted into shares of Company Capital Stock, or (y) converted into the right to receive the applicable portion of the Company Warrant-Based Merger Consideration.

(j) Retention Agreements. Each individual listed on Schedule 6.3(j) will have executed a retention agreement in the form agreed to by Acquiror and such individual, such agreement to become effective upon the Closing.

(k) Assignments. Each individual listed on Schedule 6.3(k) will have executed the documentation in either Exhibit J-1 or Exhibit J-2 as specified on Schedule 6.3(k) (collectively, the “Assignment Documents”).

(l) Recordation of Name Change. The Company shall have recorded with the United States Patent and Trademark Office properly completed documents evidencing its name change from ReMobile, Inc. to ecoATM, Inc. for all patents and patent applications assigned at any time through any instrument to ReMobile, Inc.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. At any time prior to the Effective Time, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party (notwithstanding approval and adoption of this Agreement by the Company Stockholders):

(a) by mutual written consent duly authorized by the Company Board and the Board of Directors of Acquiror;

(b) by either Acquiror or the Company, if the Merger shall not have occurred on or before September 30, 2013, or such other date that Acquiror and the Company may agree upon in writing (the “Outside Date”); provided, however, (i) that the right to terminate this Agreement under this clause (b) of Section 7.1 shall not be available to any party whose breach of this Agreement has been the proximate cause of or resulted in the failure of the Merger to occur on or before the Outside Date and (ii) the Outside Date shall be automatically extended to the fifth (5th) Business Day following the expiration or termination of the waiting period under the HSR Act;

(c) by Acquiror if the Stockholder Consent shall not have been obtained by the Company and delivered to Acquiror by no later than 2:00 p.m., Pacific Time, on the second day after the Agreement Date; provided that each holder of Excluded Shares shall have executed and delivered to the Company the Stockholder Consent;

(d) by either Acquiror or the Company if a Restraint shall be in effect and shall have become final and non-appealable;

(e) by Acquiror, if the Company shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within thirty (30) Business Days after receipt by the Company of written notice of such breach and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure to be satisfied of a condition set forth in Section 6.3(a) or (b);

(f) by the Company, if Acquiror or Sub shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within thirty (30) Business Days after receipt by Acquiror of written notice of such breach and if not cured within the timeframe above and at or prior to Closing, such breach would result in the failure to be satisfied of a conditions set forth in Section 6.2(a) or (b); or

(g) by the Company, if prior to the receipt of the Stockholder Consent, (i) the Company Board has received a Superior Proposal, (ii) the Company has complied with all of its obligations pursuant to Section 5.10, (iii) the Company Board (or the applicable committee thereof) concurrently approves, and the Company immediately after termination of this Agreement enters into, a definitive agreement providing for the implementation of such Superior Proposal and (iv) the Company pays to Acquiror in immediately available funds any fees required to be paid pursuant to Section 7.2.

In the event of termination by Acquiror or the Company pursuant to this Section 7.1 (other than Section 7.1(a)), written notice thereof shall be given to other parties hereto.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Sub, the Company or their respective officers, directors, stockholders, Affiliates, employees, agents, advisors, attorneys or representatives; provided, however, that (a) the provisions of this Section 7.2 (Effect of Termination), ARTICLE IX

(General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) no such termination shall relieve any party hereto for any damages incurred or suffered by the other party as a result of an intentional or willful breach of this Agreement; provided, further, that if this Agreement is terminated pursuant to Section 7.1(g), the Company shall promptly, but in no event later than three (3) Business Days after termination of this Agreement, pay Acquiror a fee in immediately available funds of $12,500,000.

7.3 Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time (notwithstanding approval and adoption of this Agreement by the Company Stockholders) pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that no amendment shall be made which by Legal Requirement requires further approval by the Company Stockholders without such further stockholder approval). To the extent permitted by applicable Legal Requirements, Acquiror and the Securityholders’ Representative may cause this Agreement to be amended at any time after the Effective Time by execution of an instrument in writing signed on behalf of Acquiror and the Securityholders’ Representative.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival of Representations and Warranties and Covenants.

(a) If the Merger is consummated, (i) the representations and warranties of the Company contained in this Agreement and the Officer’s Certificate (other than the Fundamental Representations) shall survive the Closing and remain in full force and effect for a period of twelve (12) months after the Closing Date and then shall terminate; (ii) the representations and warranties of the Company set forth in Sections 2.11 (Title to Property and Assets), 2.16(a) (Employee Benefits Plans) and 2.18 (Broker Fees) shall survive the Closing and remain in full force and effect for a period of twenty-four (24) months after the Closing and then shall terminate; (iii) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Standing and Power), 2.3 (Capital Structure), 2.4(a) (Authority) and 2.15 (Taxes) shall survive the Closing and remain in full force and effect until the expiration of the applicable statute of limitations and then shall terminate; (iv) the covenants and agreements of the Company contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is twelve (12) months after the Closing and then shall terminate, and (v) the right of any Indemnified Person to submit a claim for indemnification under Section 8.2(a)(vii) shall survive until the date that is twelve (12) months after the Closing and then shall terminate. Notwithstanding the foregoing, if at any time prior to the Indemnity Termination Date, Acquiror delivers to the Securityholders’ Representative (and, if the Indemnity Escrow Account is still in effect, the Escrow Agent) a written notice as provided in Section 8.4(a) alleging a breach of any representation, warranty, covenant or agreement and asserting a claim for recovery under Section 8.2 based on such breach, then solely with respect to such claim, the representation, warranty, agreement or covenant underlying the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved.

(b) The date on which the survival period applicable to a particular representation, warranty, covenant or agreement described in this Section 8.1 expires or terminates is referred to as the “Indemnity Termination Date.” For the avoidance of doubt, the right of the Indemnified Persons to bring a claim (i) pursuant to Sections 8.2(a)(iii)-(vi) or (ii) based on fraud, willful misconduct or intentional misrepresentation shall survive until the applicable statute of limitations, which date shall be the Indemnity Termination Date for such claims.

(c) If the Merger is consummated, ARTICLE VIII is the sole remedy for Acquiror with respect to all claims under this Agreement and in connection with the Merger and the transactions contemplated hereby other than (i) claims based upon fraud or (ii) claims seeking specific performance.

8.2 Indemnification.

(a) After the Closing, and subject to the limitations set forth in this ARTICLE VIII, the Effective Time Holders (other than holders of Excluded Shares) shall severally, and not jointly, in accordance with each Effective Time Holder’s Pro Rata Share, indemnify and hold harmless Acquiror, Acquiror’s Affiliates and, if applicable, their respective officers, directors, agents and employees, and their respective assigns (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all claims, actions, causes of action, judgments, awards, liabilities, out-of-pocket costs, expenses, losses, obligations, fines, penalties, Taxes and other damages (collectively, “Indemnifiable Damages”), arising out of or resulting from:

(i) any breach or inaccuracy of any representation or warranty of the Company contained in Article II of this Agreement (as qualified by the Company Disclosure Letter) or the Officer’s Certificate;

(ii) any breach or nonfulfillment of any covenant or agreement made by the Company in this Agreement;

(iii) any and all Pre-Closing Taxes (or the nonpayment thereof);

(iv) any Indebtedness of the Company or Transaction Expenses, in either case other than set forth in the Estimated Closing Statement and taken into account in determining the Merger Consideration;

(v) any demand for appraisal rights, including amounts paid to any Company Stockholder in accordance with such Company Stockholder’s appraisal rights in excess of the portion of the Merger Consideration such Company Stockholder would have otherwise received;

(vi) any inaccuracies in the Spreadsheet, and any claims arising from the actual or alleged misallocation of the Merger Consideration; or

(vii) any of the matters set forth on Schedule 8.2(a) (the “Selected IP Matters”), Schedule 8.2(b) (the “Selected Non-IP Matters”) or Schedule 8.2(c) (the “Other Selected Matters” and, together with the Selected IP Matters and Selected Non-IP Matters, the “Selected Matters”).

8.3 Indemnifiable Damages Deductible; Other Limitations.

(a) Notwithstanding anything contained herein to the contrary, no indemnification shall be available with respect to a claim under Section 8.2(a)(i) unless the aggregate amount of Indemnifiable Damages with respect to all claims under Section 8.2(a)(i) exceeds $2,000,000 (the “Deductible”), in which case indemnification shall only be available for all Indemnifiable Damages in excess of the Deductible; provided, however, that the Deductible shall not apply with respect to any such Indemnifiable Damages arising from (i) any Fundamental Representations or (ii) any claims for indemnification involving fraud, willful breach or intentional misrepresentation. For clarity, the Deductible will not apply with respect to claims under Sections 8.2(a)(ii) through (vii).

(b) If the Merger is consummated, in no event shall the Indemnified Persons be entitled to recover in excess of the aggregate of the remaining amount of the Special Indemnity Escrow Amount and the Indemnity Escrow Amount (less the Acquiror Pro Rata Share of the Indemnity Escrow Amount) pursuant to Sections 8.2(a)(i) and (vii); provided, that the limitations set forth in this Section 8.3(b) shall not apply to any Indemnifiable Damages arising out of (i) claims for indemnification involving the Company’s representations and warranties in Sections 2.1 (Organization, Standing and Power), 2.3 (Capital Structure), 2.4(a) (Authority), 2.11 (Title to Property and Assets), 2.15 (Taxes), 2.16(a) (Employee Benefits Plans) and 2.18 (Broker Fees) (collectively, the “Fundamental Representations”) or (ii) fraud, willful breach or intentional misrepresentation. For purposes of clarity, claims for indemnification made pursuant to Section 8.2(a)(vii) with respect to the Selected Matters shall not be deemed to arise out of the Fundamental Representations. In addition, for purposes of clarity, claims with respect to any Selected Matter may only be submitted pursuant to Sections 8.2(a)(vii) and 8.7.

(c) All claims for Indemnifiable Damages shall be satisfied (i) first, from the Indemnity Escrow Account until the funds in the Indemnity Escrow Account are either exhausted or released in accordance with the terms hereof and the Escrow Agreement and (ii) thereafter, subject to the limitations set forth in this Section 8.3, directly by the Effective Time Holders on a several basis, based on each Effective Time Holder’s Pro Rata Share, but in no event shall an Effective Time Holder be responsible for Indemnifiable Damages in excess of such Effective Time Holder’s Pro Rata Share of the Merger Consideration, except for Indemnifiable Damages that are a result of such Effective Time Holder’s fraud, willful breach or intentional misrepresentation.

(d) Indemnifiable Damages otherwise recoverable pursuant to Section 8.2 shall take account of and be reduced by (i) any amounts recovered by the Indemnified Persons pursuant to any indemnification by or indemnification agreement with any third party, and (ii) the amount of any insurance proceeds, contribution payments or reimbursements actually received or receivable by the Indemnified Person in respect thereof. If the amount to be netted hereunder from any payment required under Section 8.2 is determined after payment by the Effective Time Holders of any amount otherwise required to be paid to an Indemnified Person under this ARTICLE VIII, the Indemnified Person shall repay to the relevant Effective Time

Holders, promptly after such determination, any amount that the relevant Effective Time Holders would not have had to pay pursuant to this Section 8.3(d) had such determination been made at the time of such payment.

(e) Except (i) as set forth in Section 8.7(a)(i) in connection with a Selected IP Matter Trigger Event and (ii) for Indemnifiable Damages that are specifically awarded by an arbitrator or Governmental Entity to a third party and paid to such third party by an Indemnified Person, Indemnifiable Damages shall not include liquidated, consequential, special, incidental, indirect, exemplary or punitive damages (including diminution of value, loss of future revenue, lost profits or lost business opportunity as liquidated, consequential or indirect damages).

(f) The Effective Time Holders and Acquiror agree to treat any indemnity payment made pursuant to this Agreement as an adjustment to the consideration payable to the Effective Time Holders under this Agreement for all income Tax purposes.

(g) Solely for the purposes of determining the amount of Indemnifiable Damages under Section 8.2 (but not for purposes of determining whether a breach of any representation, warranty, covenant or agreement has occurred), all qualifications and limitations as to materiality, Material Adverse Effect and words of similar import in this Agreement shall be disregarded.

8.4 Claim Procedures.

(a) In order to seek indemnification under Section 8.2, the Indemnified Person shall, prior to the Indemnity Termination Date, deliver to the Securityholders’ Representative (and, if prior to the 12-month anniversary of the Closing Date, the Escrow Agent) a certificate signed by any officer of Acquiror (a “Claim Notice”) promptly after Acquiror has knowledge of a bona fide claim for indemnification pursuant to this ARTICLE VIII; provided, that, in the event that such notice is delivered prior to the Indemnity Termination Date, any delay in providing such notice shall not relieve the Securityholders’ Representative from any of its obligations to the Indemnified Person under this ARTICLE VIII except to the extent the Securityholders’ Representative demonstrates that its ability to resolve such claim is prejudiced thereby:

(i) stating that the Indemnified Person has a claim for Indemnifiable Damages;

(ii) identifying the subsection of Section 8.2(a) or 8.7 under which such claim is being made;

(iii) stating the amount of such Indemnifiable Damages that have been incurred, paid, reserved or accrued (or, if not then known, reasonable estimates of such amounts) (the “Claimed Amount”); and

(iv) specifying in reasonable detail (based upon the information then possessed by Acquiror) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related and the provision of the Agreement which gives rise to the claim.

(b) The Securityholders’ Representative may, at any time on or before the thirtieth (30th) day following its (and, if applicable, the Escrow Agent’s) receipt of a Claim Notice (the “Objection Period”), object (a “Claim Objection”) to a claim made in such Claim Notice by delivering written notice to the Escrow Agent and Acquiror. The Claim Objection shall set forth in reasonable detail the reasons for the objection to such claim and the portion of the Claimed Amount which is disputed. If Acquiror (and, if applicable, the Escrow Agent) do not receive a Claim Objection in respect of any Claim Notice within the Objection Period in accordance with this section, the Indemnified Person shall, subject to the other terms of this Article VIII, promptly be paid each Effective Time Holder’s (other than a holder of Excluded Shares) Pro Rata Share of the full Claimed Amount (and, if there are then funds in the Indemnity Escrow Account, the Escrow Agent shall, within two (2) Business Days following the end of the Objection Period, deliver to Acquiror such amount from the Indemnity Escrow Account). If Acquiror (and, if applicable, the Escrow Agent) receive a Claim Objection in respect of any Claim Notice within the Objection Period in accordance with this section, the Indemnified Person shall within two (2) Business Days following the end of the Objection Period be paid each Effective Time Holder’s (other than a holder of Excluded Shares) Pro Rata Share of the portion of any Claimed Amount not subject to dispute from the Indemnity Escrow Account.

(c) During the twenty (20) day period following the delivery of a Claim Objection in accordance with Section 8.4(b), the Securityholders’ Representative and the Indemnified Person shall attempt in good faith to resolve such dispute. If the dispute is not resolved within such twenty (20) day period, either the Securityholders’ Representative or the Indemnified Person may bring suit in the Delaware Courts. If, as of the time of the resolution of the dispute (whether by mutual agreement or by final judicial decision), there remain funds in the Indemnity Escrow Account, then the Securityholders’ Representative and Acquiror shall, within two (2) days of such resolution, deliver a jointly executed written notice to the Escrow Agent instructing the Escrow Agent as to what (if any) payment is to be made to the Indemnified Person from the Indemnity Escrow Account (which notice shall be consistent with the terms of the resolution of the dispute). If, as of the time of the resolution of such dispute, there are no remaining funds in the Indemnity Escrow Account, the Securityholders’ Representative shall request, and shall use commercially reasonable efforts to cause, the Effective Time Holders to promptly pay to the Indemnified Person the amount (if any) determined to be owed to the Indemnified Person, based on their respective Pro Rata Share, subject to the limitations provided for in this Article VIII.

8.5 Securityholders’ Representative.

(a) Each Effective Time Holder (other than (i) such Company Stockholders, if any, who have perfected appraisal or dissenters’ rights under Delaware Law or California Law, and (ii) Acquiror, in any capacity other than as a Company Securityholder under this Agreement) by virtue of the approval and adoption of this Agreement or other appointment authorization documentation, or by accepting any consideration payable hereunder, shall be deemed to have agreed to appoint Fortis Advisors LLC, a Delaware limited liability company, as the Securityholders’ Representative and to be its agent and attorney-in-fact for and on behalf of the Effective Time Holders to act for the Effective Time Holders with regard to matters pertaining to the Merger, this Agreement and the transactions contemplated hereby, including Sections 1.17, 1.18, 1.19, 5.4(b), 5.5(b), 5.8, 7.3, ARTICLE VIII and ARTICLE IX, give and receive notices and communications, authorize payment to any Indemnified Person in satisfaction of claims by any Indemnified Person (including from the Indemnity Escrow Account), object to such payments, agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such claims, assert, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, any other claim by any Indemnified Person against any Effective Time Holder or by any Effective Time Holder against any Indemnified Person or any dispute between any Indemnified Person and any such Effective Time Holder, in each case relating to this Agreement or the transactions contemplated hereby and to take all other actions that are either (i) necessary or appropriate in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement or the Escrow Agreement; provided, however, that the Securityholders’ Representative shall have no obligation to act on behalf of the Effective Time Holders, except as expressly provided herein and in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Effective Time Holders that require the action of the Securityholders’ Representative in any ancillary agreement or the Company Disclosure Letter. Each Effective Time Holder agrees to receive correspondence from the Securityholders’ Representative, including in electronic form. Such agency may be changed by the Effective Time Holders upon written notice signed by the Effective Time Holders representing at least a majority in interest of all Effective Time Holders (based on their Pro Rata Share of the Merger Consideration) (the “Majority Effective Time Holders”) from time-to-time. Notwithstanding the foregoing, the Securityholders’ Representative may resign at any time by providing written notice of intent to resign to the Effective Time Holders, which resignation shall be effective upon the earlier of (A) thirty (30) calendar days following delivery of such written notice or (B) the appointment of a successor by the Majority Effective Time Holders. If the Securityholders’ Representative shall be removed, resign or otherwise be unable to fulfill its responsibilities hereunder, the Majority Effective Time Holders shall appoint a successor to the Securityholders’ Representative, and shall immediately thereafter notify Acquiror the identity of such successor. Any such successor shall succeed the former the Securityholders’ Representative as the Securityholders’ Representative hereunder. If for any reason there is no Securityholders’ Representative at any time, all references herein to the Securityholders’ Representative shall be deemed to refer to the Majority Effective Time Holders. No bond shall be required of the Securityholders’ Representative. A decision, act, consent or instruction of the Securityholders’ Representative, including an amendment, extension or waiver of this Agreement pursuant to its authority hereunder, shall constitute a decision of the Effective Time Holders and shall be final, binding and conclusive upon the Effective Time Holders.

(b) Each Effective Time Holder (other than (i) such Company Stockholders, if any, who have perfected appraisal or dissenters’ rights under Delaware Law or California Law, and (ii) Acquiror, in any capacity other than as a Company Securityholder under this Agreement) by virtue of the approval and adoption of this Agreement or other appointment authorization documentation, or by accepting any consideration payable hereunder, (i) agrees that all actions taken by the Securityholders’ Representative under this Agreement or the Escrow Agreement shall be binding upon such Effective Time Holder and such Effective Time Holder’s successors as if expressly confirmed and ratified in writing by such Effective Time Holder, (ii) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Securityholders’ Representative taken in good faith under this Agreement or the Escrow Agreement and (iii) grants the Securityholders’ Representative full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement and to consent to any amendment hereof or thereof on behalf of such Effective Time Holder and its successors.

(c) By executing this Agreement under the heading “Securityholders’ Representative,” Fortis Advisors LLC, a Delaware limited liability company, hereby (i) accepts its appointment and authorization to act as Securityholders’ Representative as attorney-in-fact and agent on behalf of the Effective Time Holders in accordance with the terms of this Agreement, and (ii) agrees to perform its obligations under, discharge its obligations in connection with, and otherwise comply with, this Section 8.5.

(d) The Securityholders’ Representative and its members, managers, officers, agents and employees shall not be liable to any Effective Time Holder for any act done or omitted hereunder as the Securityholders’ Representative without gross negligence or willful misconduct or bad faith (and any act done or omitted pursuant to the bona fide advice of counsel, accountants and other professionals and experts retained by the Securityholders’ Representative shall be conclusive evidence of good faith). To the fullest extent permitted by applicable Legal Requirements, the Effective Time Holders shall severally indemnify the Securityholders’ Representative and its members, managers, directors, officers, agents and employees and hold them harmless against any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Securityholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Securityholders’ Representative as well as any fee incurred pursuant to the Securityholders’ Representative engagement letter. Except as set forth in Section 8.6(b), any such loss, liability, expense or fee shall be recovered by the Securityholders’ Representative first from the Reserve, second from any distribution of the Combined Escrow Amount otherwise distributable to the Effective Time Holders pursuant to the terms hereof and the Escrow Agreement at the time of distribution in accordance with written instructions delivered by the Securityholders’ Representative to the Escrow Agent, and third, directly from the Effective Time Holders according to their respective Pro Rata Share. The Securityholders’ Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Securityholders’ Representative shall establish a reserve to be held by the Escrow Agent in an amount not to exceed Five Hundred Thousand Dollars ($500,000) (the “Reserve”) from the Merger Consideration with respect to the Effective Time Holders based upon their Pro Rata Share to fund potential expenses of the Securityholders’ Representative in carrying out its authorized duties. The Securityholders’ Representative may engage attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, and maintain such records, as the Securityholders’ Representative may deem necessary or desirable and incur other out-of-pocket expenses related to performing its services hereunder and paid out of the Reserve. The Securityholders’ Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Securityholders’ Representative based on such reliance shall be deemed conclusively to have been taken in good faith. As determined in the sole discretion of the Securityholders’ Representative, on the later to occur of (i) the Escrow Release Date and (ii) the date on which there are no Outstanding Claims (as defined in the Escrow Agreement), the Escrow Agent shall release all remaining funds held by the Escrow Agent with respect to the Reserve (and not distributed or distributable to the Securityholders’ Representative in accordance with this Section 8.5(d)) to the Effective Time Holders (other than holders of Excluded Shares) in accordance with each such Effective Time Holder’s Pro Rata Share (and the portion attributable to former holders of Vested Company Options shall be paid to the Company’s payroll processor for further distribution to such former holders of Vested Company Options). No provision of this Agreement or the Escrow Agreement shall require the Securityholders’ Representative to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement or the Escrow Agreement. Furthermore, the Securityholders’ Representative shall not be required to take any action unless the Securityholders’ Representative has been provided with funds, security or indemnities which, in its determination, are reasonably sufficient to protect the Securityholders’ Representative against the costs, expenses and liabilities which may be incurred by the Securityholders’ Representative in performing such actions.

(e) To the extent the Securityholders’ Representative receives documents, spreadsheets or other forms of information from any party and the Securityholders’ Representative is required to deliver any such document, spreadsheet or other form of information to another party, the Securityholders’ Representative is not responsible for the content of such materials, nor is the Securityholders’ Representative responsible for confirming the accuracy of any information contained in such materials or reconciling the content of any such materials with any other documents, spreadsheets or other information. The Securityholders’ Representative shall not be liable to any Effective Time Holders for any apportionment or distribution of payments made by it in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Effective Time Holder to whom payment was due, but not made, shall be to recover from other Effective Time Holders any payment in excess of the amount to which they are determined to have been entitled pursuant to this Agreement; provided, however, that the foregoing recourse limitation shall not apply in any case where such error was due to fraud or willful misconduct by the Securityholders’ Representative. The Securityholders’ Representative shall be entitled to rely upon the Spreadsheet provided to it setting forth any apportionment or distribution of payments required to be made pursuant to this Agreement.

(f) All of the immunities and powers granted to the Securityholders’ Representative under this Agreement shall survive the Closing and any termination of this Agreement and the Escrow Agreement. The grant of authority provided for in this Section 8.5: (i) is coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Effective Time Holder and shall be binding on any successor thereto and (ii) shall survive the delivery of an assignment by any Effective Time Holders of the whole or any fraction of his, her or its interest in the Combined Escrow Amount.

8.6 Third Party Claims.

(a) Following the delivery of a Claim Notice with respect to a third party claim (a “Third Party Claim”), excluding Third Party Claims involving any of the Selected Matters (“Selected Matter Third Party Claims”), the Securityholders’ Representative may, subject to Section 8.6(c), upon written acknowledgment without qualification of the right to the

Indemnified Person to be indemnified for Indemnifiable Damages incurred in connection with such Third Party Claim, be entitled to assume the defense of such Third Party Claim through counsel of the Securityholders’ Representative’s choice (subject to the reasonable satisfaction of the Indemnified Person) at the expense of the Securityholders’ Representative (on behalf of the Effective Time Holders), subject to the provisions of Section 8.6(b). Notice of any election to assume the defense of a Third Party Claim shall be delivered to the Indemnified Person within twenty (20) days after receipt of a Claim Notice. The Securityholders’ Representative shall not consent to the entry of any judgment or enter into any settlement without the consent of the Indemnified Person, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In connection with the Securityholders’ Representative’s defense of any Third Party Claim (including any Selected Matter Third Party Claim), the Surviving Corporation shall use its commercially reasonable efforts to make available to the Securityholders’ Representative any and all coverage available under the Company’s then existing litigation insurance policies in order to fund the costs, expenses or settlement amounts incurred in connection with the defense or settlement thereof (and the Surviving Corporation shall use its commercially reasonable efforts to maintain in effect and draw upon each of such insurance policies as are in effect on the Closing Date, but shall have no obligation to procure additional insurance coverage or engage in any litigation or other dispute with any policy issuer that may deny coverage or claims; provided that the Securityholders’ Representative may pursue such coverage of the Company’s that is in effect as of the Closing (including any replacement thereof)). From and after the time that such insurance coverage is exhausted or no longer available, if and to the extent the Securityholders’ Representative determines that additional amounts are necessary to fund the defense or settlement of any such Third Party Claim (including any Selected Matter Third Party Claim), the Securityholders’ Representative may direct the Escrow Agent to release such additional amounts from the Indemnity Escrow Account; provided that the Securityholders’ Representative may not request disbursement or release of, or incur any costs, expenses or other amounts in excess of $2,000,000 in the aggregate from the Indemnity Escrow Account (but excluding, for the avoidance of doubt, amounts made available from insurance proceeds and the Reserve) without the prior written consent of Acquiror, such consent not to be unreasonably withheld, conditioned or delayed. The Indemnified Person shall have the right to participate at its own expense in the defense of any Third Party Claim (including any Selected Matter Third Party Claim), in which case the fees and expenses of any separate counsel retained by any Indemnified Person shall not be Indemnifiable Damages (except as set forth in Section 8.6(d) and Section 8.7(c)), but shall not be entitled to settle or compromise such asserted liability without the prior written consent of the Securityholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed.

(c) If the Securityholders’ Representative has the right to and elects to defend any Third Party Claim, including pursuant to Section 8.7, the Securityholders’ Representative shall (i) promptly submit to the Indemnified Person copies of all pleadings, responsive pleadings, motions and other similar legal documents and papers received or filed in connection therewith, (ii) permit the Indemnified Person and its counsel to confer on the conduct of the defense thereof, and (iii) to the extent practicable, permit the Indemnified Person and its counsel an opportunity to review all legal papers to be submitted prior to their submission. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any Third Party Claim, including by providing access to each other’s relevant business records and other documents and employees.

(d) Except with respect to Selected Matter Third Party Claims (which shall be subject to the provisions of Section 8.7), the Securityholders’ Representative shall not be entitled to assume the defense of any Third Party Claim that (i) relates to or arises in connection with a criminal action or an action brought by a Governmental Entity, (ii) seeks an injunction or equitable relief against the Indemnified Person, (iii) relates to the Indemnified Person’s relationship or business dealings with a customer or supplier and that is material to the Company’s or the Surviving Corporation’s business, or (iv) the Securityholder Representative fails to diligently contest (or with respect to which the Securityholder Representative fails to elect the defense within the twenty (20) day period set forth in Section 8.6(b)) or (v) involves an actual or reasonably potential material conflict of interest between the Indemnified Person and the Effective Time Holders (as indemnifying parties), as advised in writing by counsel to the Indemnified Person.

(e) For the avoidance of doubt, Sections 8.6(a) and (d) shall not apply with respect to Selected Matter Third Party Claims.

8.7 Recovery for Selected Matters.

(a) Notwithstanding anything to the contrary in this Agreement, upon the occurrence of an event set forth on Schedule 8.7(a) (a “Selected IP Matter Trigger Event”), Acquiror shall, within three (3) Business Days following delivery of a Claim Notice, along with the final award, determination, settlement, judgment or other similar resolution with respect to such Selected IP Matter Trigger Event, to the Escrow Agent and the Securityholders’ Representative pursuant to Section 8.4(a), be entitled to recover from the Indemnity Escrow Account (i) liquidated damages in the amount of $20,000,000, and (ii) such other Indemnifiable Damages arising out of or resulting from such Selected IP Matter Trigger Event (other than, in the case of clause (ii) of this Section 8.7(a), any such liquidated, consequential, special, incidental, indirect, exemplary or punitive damages of the type otherwise prohibited by Section 8.3(e)). The parties acknowledge and agree that Acquiror’s harm caused by the occurrence of a Selected IP Matter Trigger Event is impossible or very difficult to accurately estimate as of the Agreement Date, and that the liquidated damages set forth in clause (i) are a reasonable estimate of the anticipated or actual harm that might arise from a Selected IP Matter Trigger Event.

(b) The Pro Rata Share of the following amounts with respect to an Effective Time Holder (other than a holder of Excluded Shares) pursuant to Section 8.2(a)(vii) and/or Section 8.7(a)(i) shall be calculated without any assumption that Excluded Shares would be entitled to Merger Consideration pursuant to Section 1.9(a)(i) and Section 1.9(a)(ii): (i) liquidated damages recoverable pursuant to Section 8.7(a)(i) in respect of a Selected IP Matter Trigger Event, (ii) the first $10,000,000 of Indemnifiable Damages payable to Indemnified Persons in respect of any other Selected Matter or Selected Matters, and (iii) amounts withdrawn from the Indemnity Escrow Account pursuant to Section 8.6(b) in order to fund the litigation costs with respect to any Selected Matter.

(c) Notwithstanding any other provision of Section 8.6, unless otherwise agreed in writing by each of Acquiror and the Securityholders’ Representative, the Securityholders’ Representative shall assume through counsel of the Securityholders’ Representative’s choice (subject to the reasonable satisfaction of the Indemnified Person) at the expense of the Securityholders’ Representative (on behalf of the Effective Time Holders) the defense of any Selected Matter Third Party Claim; provided that the Securityholders’ Representative shall not be entitled to assume the defense of any Selected Matter Third Party Claim (i) that relates to or arises in connection with a criminal action or an action brought by a Governmental Entity, or (ii) that the Securityholder Representative fails to diligently contest. In connection with any Selected IP Matter and/ or Selected Non-IP Matter, and without limiting the rights of the Securityholders’ Representative in this Section 8.7(c), the Securityholders’ Representative shall be entitled to file counterclaims or otherwise commence legal actions against the third party in such matters that are reasonably related to the applicable Selected Matter Third Party Claims (whether asserted now or in the future) or to prevent the occurrence of a Selected IP Matter Trigger Event, in each case on behalf of the Surviving Corporation, and Acquiror shall take such actions as may be reasonably necessary to effectuate the foregoing.

(d) The Securityholders’ Representative may not consent to the entry of any judgment or enter into any settlement in connection with a Selected Matter Third Party Claim without the consent of Acquiror, such consent not to be unreasonably withheld, conditioned or delayed, unless, pursuant to the terms of such judgment or settlement, (i) none of Acquiror or any of its Affiliates (including the Surviving Corporation) are required to license, transfer or surrender any rights (or any rights claimed by the Company as of the Agreement Date) to Intellectual Property, or agree to the payment of any royalty or future financial or future payment obligations, and (ii) the judgment or settlement obtains, from each party alleging ownership of Intellectual Property of the Company (or Intellectual Property alleged by the Company to be Company Owned Intellectual Property), a full assignment of all such Intellectual Property to the Surviving Corporation, duly executed and delivered by each such third party, in form and substance substantially identical to the form of Assignment Documents set forth in Exhibit J.

(e) In the event (a “Forfeiture Event”) that any shares of Company Capital Stock included in the calculation of Total Stock are cancelled or forfeited in connection with a Selected IP Matter Trigger Event (such shares, “Cancelled Shares”), then concurrently with the distribution of the amounts set forth in Section 8.7(a), Acquiror shall cause the Merger Consideration payable with respect to such Cancelled Shares pursuant to Sections 1.9(a)(i) and 1.9(a)(ii) (less (i) for the avoidance of doubt, the Pro Rata Share of the Adjustment Escrow Amount, Indemnity Escrow Amount, Special Indemnity Escrow Amount and Reserve attributable to such Cancelled Shares, and (ii) the Acquiror Pro Rata Share of such amount) to be deposited with the Exchange Agent (to extent not already held by the Exchange Agent) for prompt distribution to the Effective Time Holders (other than holders of Excluded Shares or Cancelled Shares) in accordance with each such Effective Time Holder’s Pro Rata Share as set forth on the Spreadsheet, as adjusted pursuant to the next sentence; provided that the payment of such amounts allocable to holders of Vested Company Options in respect of such Vested Company Options may be paid to the Company or its designated payroll service provider, for disbursement to such holders. In the event that a Forfeiture Event occurs, the Securityholders’ Representative shall promptly provide to Acquiror, the Escrow Agent and the Exchange Agent an updated Spreadsheet setting forth each Effective Time Holder’s updated Pro Rata Share after giving effect to such Forfeiture Event. In addition, for clarity, in the event that any Person is obligated to return any Merger Consideration with respect to any Cancelled Shares to Acquiror or any of its Affiliates (including the Surviving Corporation), then promptly upon receipt of such funds, Acquiror shall deposit or cause such funds (less the Acquiror Pro Rata Share with respect thereto) to be deposited with the Exchange Agent to be immediately distributed to the Effective Time Holders (other than holders of Excluded Shares or Cancelled Shares) in accordance with each such Effective Time Holder’s Pro Rata Share as set forth on the Spreadsheet, as adjusted pursuant to this Section 8.7(e); provided that the payment of such amounts allocable to holders of Vested Company Options in respect of such Vested Company Options may be paid to the Company or its designated payroll service provider, for disbursement to such holders.

(f) Notwithstanding anything in this Agreement to the contrary, no Indemnified Person may make a claim with respect to a Selected Matter except pursuant to Section 8.2(a)(vii) and this Section 8.7.

8.8 No Derivative Recovery by Effective Time Holders. Subject to the terms and conditions of Section 5.9, the Effective Time Holders hereby agree that they will not make any claim for indemnification against the Company or Acquiror (or any Affiliate of Acquiror) by reason of the fact that they are or were a director, officer, employee, or agent of the Company, Acquiror or any Affiliate of Acquiror or were serving at the request of the Company, Acquiror or any Affiliate of Acquiror as a partner, trustee, director, officer, employee, or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement, or otherwise) with respect to any action, suit, proceeding, complaint, claim, or demand brought by the Indemnified Persons against any of the Effective Time Holders (whether such action, suit, proceeding, complaint, claim, or demand is pursuant to this Agreement or any other Operative Document, applicable law, or otherwise).

8.9 Escrow Release.

(a) Subject to the terms of the Escrow Agreement, on the 12-month anniversary of the Closing Date (the “Escrow Release Date”), the Escrow Agent shall, in accordance with the terms and conditions of the Escrow Agreement, release all remaining funds held by the Escrow Agent with respect to the Indemnity Escrow Amount (and not distributed or distributable to the Securityholders’ Representative in accordance with Section 8.5(a) above or subject to a pending indemnification claim of an Indemnified Person, including in respect of any Claim Notice relating to a Selected Matter) to the Effective Time Holders (other than holders of Excluded Shares) in accordance with each such Effective Time Holder’s Pro Rata Share, as set forth on the Spreadsheet.

(b) In addition to the provisions set forth in Section 8.9(a) but without duplication with respect thereto, if, as of the Escrow Release Date, any of the Selected IP Matters or Selected Non-IP Matters have not been fully and finally resolved (as described on Schedule 8.2), the Escrow Agent shall retain in the Indemnity Escrow Account, and shall not release to the Effective Time Holders, such amount as may be specified by the Acquiror in a Claim Notice delivered in accordance with Section 8.4 on or prior to the Escrow Release Date, which amount may include any and all amounts permitted to be recovered by Acquiror pursuant to Section 8.7 in respect of a Selected IP Matter or Selected Non-IP Matter.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. Any notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized overnight courier service (providing written proof of delivery), such as Federal Express, or mailed by registered or certified mail (return receipt requested and first-class postage prepaid) or sent via email (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice, provided that a notice of change in address shall not be deemed to have been given until received by the addressee):

(i)	if to Acquiror or Sub, to:

Outerwall Inc.

Attention: General Counsel

Telephone No.: (425) 493-8161

Email: Don.Rench@outerwall.com

with a copy (which shall not constitute notice) to:

Perkins Coie LLP

Attention: Lynn Hvalsoe

Telephone No.: (206) 359-6122

Email: lhvalsoe@perkinscoie.com

(ii)	if to the Company prior to the Closing, to:

ecoATM, Inc.

Attention: Chief Executive Officer

Telephone No.: (858) 999-3201

Email: ttullie@ecoatm.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

Attention: Jeffrey Thacker

Telephone No.: (858) 638-6728

Email: Jeff.Thacker@dlapiper.com

(iii)	If to the Securityholders’ Representative, to:

Fortis Advisors LLC

Attention: Notice Department

Facsimile No: (858) 408-1843

Email: notices@fortisrep.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

Attention: Jeffrey Thacker

Telephone No.: (858) 638-6728

Email: Jeff.Thacker@dlapiper.com

9.2 Interpretation.

(a) When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated.

(b) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

(c) The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a copy of the information or material referred to has been provided to the party to whom such information or material is to be provided, including by means of being provided for review in the virtual data room set up by the Company in connection with this Agreement. Solely for purposes of Articles II and III, the term “written” shall include by email communication.

(d) Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(e) For purposes of this Agreement, willful breach or intentional misrepresentation shall mean, with respect to a covenant, representation or warranty, an action, representation or omission that the breaching party, with malicious or tortious intent, knows or reasonably should know would result in a breach or a misrepresentation.

9.3 Counterparts. This Agreement may be executed manually, by electronic transmission or by facsimile by the parties hereto, in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

9.4 Entire Agreement; Parties in Interest. This Agreement, the Transaction Documents and the documents and instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto, including all the exhibits attached hereto and the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Section 5.9 is intended to benefit former, current and future officers and directors of the Company and ARTICLE VIII is intended to benefit Indemnified Persons).

9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign this Agreement to any direct or indirect wholly owned subsidiary of Acquiror without the prior consent of the Company; provided, however, that Acquiror shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7 Remedies Cumulative. Except as otherwise provided herein (including, but not limited to, Sections 8.3 and 8.7 hereof), any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. It is accordingly agreed that the parties, including Acquiror, Sub, the Company, or if after the Effective Time, the Securityholders’ Representative on behalf of the Effective Time Holders, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law. Each of the parties hereby expressly and irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Delaware and the jurisdiction of any other competent court of the State of Delaware (collectively, the “Delaware Courts”), preserving, however, all rights of removal to such Delaware federal court under 28 U.S.C. 1441, in respect of all disputes arising out of or in connection with this Agreement and the documents referred to in this Agreement or the transactions contemplated hereby and thereby (including resolution of disputes under Section 8.3), and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or in connection with this Agreement and the documents referred to in this Agreement or the transactions contemplated hereby and thereby, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Delaware Courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.1 or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof. Notwithstanding the foregoing, each party agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of any order or judgment entered by a Delaware Court in any other court having jurisdiction.

9.9 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Legal Requirement, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

9.11 Attorney Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement in accordance with the provisions hereof, the prevailing party shall be entitled to recover its actual out-of-pocket costs and expenses, including reasonable attorneys’ fees incurred in connection with such action, including any appeal of such action.

9.12 Waiver of Conflicts. Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, stockholders, partners, officers, employees, and Affiliates that the Company is the client of DLA Piper LLP (US) (the “Firm”), and not any of the individual Company Securityholders. After the Closing, it is possible that Firm will represent the Company Securityholders, the Securityholders’ Representative and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with the transactions contemplated herein or in the Escrow Agreement, and any claims made thereunder pursuant to this Agreement or the Escrow Agreement. Acquiror and the Company hereby agree that the

Firm (or any successor) may represent the Seller Group in the future in connection with issues that may arise under this Agreement or the Escrow Agreement, the administration of the Adjustment Escrow Account and the Indemnity Escrow Account and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. The Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any director, stockholder, partner, officer, employee, representative, or Affiliate of the Seller Group (other than the Company or the Surviving Corporation), in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Escrow Agreement, or the transactions contemplated by this Agreement or the Escrow Agreement. Each of the parties hereto consents thereto, and waives any conflict of interest arising therefrom, and each such party shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the parties hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection. Communications between the Company and the Firm will become the property of the Securityholders’ Representative and the Effective Time Holders stockholders following closing and will not be disclosed to Acquiror without the consent of the Securityholders’ Representative.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Acquiror, Sub and the Company have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

OUTERWALL INC.

By:	/s/ J. Scott Di Valerio
Name: J. Scott Di Valerio Title: Chief Executive Officer

BRAEBURN ACQUISITION CORPORATION

By:	/s/ Donald R. Rench
Name: Donald R. Rench Title: President

ECOATM, INC.

By:	/s/ Thomas Tullie
Name: Thomas Tullie Title: CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

APPOINTMENT AND DUTIES

ACCEPTED AND AGREED:

SECURITYHOLDERS’ REPRESENTATIVE

FORTIS ADVISORS LLC

(SOLELY IN ITS CAPACITY AS THE SECURITYHOLDERS’ REPRESENTATIVE)

By:	/s/ Ryan Simkin
Name: Ryan Simkin Title: Managing Director